SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 FORM 10-SB/A-4

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                    SMALL BUSINESS ISSUERS UNDER THE 1934 ACT

                               Liberty Mint, Ltd.
                               ------------------
                 (Name of Small Business Issuer in Its Charter)



                               Nevada 84-14092 19
                               -------------------
                (State or Other Jurisdiction of (I.R.S. Employer
               Incorporation or Organization) Identification No.)



                      975 North 1430 West, Orem, Utah 84059
                      -------------------------------------
               (Address of Principal Executive Offices) (Zip Code)


                                  801-426-5155
                                  ------------
                (Issuer's Telephone Number, Including Area Code)


Securities to be registered under Section 12(b) of the Exchange Act:

   None

Securities to be registered under Section 12(g) of the Exchange Act:

Title of Each Class to be so registered:

Common Stock (No Par Value)

Name of Each Exchange on Which Each Class is to be Registered: N/A


This form is being filed with the Securities & Exchange Commission in order to become a reporting company under the Exchange Act of 1934 and to maintain the Company's quotation on the OTC Bulletin Board in compliance with the National Association of Securities Dealers, Inc. Rules 6530 and 6540 to limit quotations on the OTC Bulletin Board to securities of companies that report their current financial information to the SEC, banking, or insurance regulators.

                               TABLE OF CONTENTS

                                                                        Page No.
                                     PART I

Item 1.           Description of Business.....................................1

Item 2.           Management's Discussion and
                        Analysis or Plan of Operation..........................8

Item 3.           Description of Property.....................................16

Item 4.           Security Ownership of Certain Beneficial
                        Owners and Management.................................16

Item 5.           Directors, Executive Officers,
                        Promoters and Control Persons.........................18

Item 6.           Executive Compensation......................................20

Item 7.           Certain Relationships and Related Transactions..............21

Item 8.           Description of Securities...................................22


                                     PART II

Item 1.           Market for Common Equity and
                        Related Stockholder Matters...........................23

Item 2.           Legal Proceedings...........................................24

Item 3.           Changes in and Disagreements with Accountants...............24

Item 4.           Recent Sales of Unregistered Securities.....................24

Item 5.           Indemnification of Directors and Officers...................26


                                    PART F/S

Financial Statements..........................................................27


                                    PART III

Item 1.           Index to Exhibits...........................................28

Signatures....................................................................29

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

A.       Corporate Organization

         As used herein the term "Company" refers to Liberty Mint, Ltd., its subsidiaries and predecessors, unless indicated otherwise. Liberty Mint, Ltd. was originally incorporated in the State of Colorado on March 15, 1990 as St. Joseph Corp. VI. The Company changed its name to Petrosavers International, Inc. on July 26, 1993, and again changed its name to Hana Acquisitions, Inc. on September 12, 1996. On June 9, 1997, the Company changed its name to Liberty Mint, Ltd. On October 8, 1999, Articles of Merger were filed with the Secretary of State's office in the states of Colorado and Nevada, documenting a merger between Liberty Mint, LTD., a Colorado Corporation and Liberty Mint, LTD., a Nevada Corporation. The purpose of the merger was to effect a change of domicile of the Company from Colorado to Nevada.

           In June of 1997, the Company issued 3,725,436 pre-split shares of the company's common stock (a 6-1 reverse split occurred in May 1999 reducing these shares to 620,906 shares) to Shareholders of Liberty Mint, Inc., a Utah
Corporation, in exchange for 7,450,864 shares (approximately 90%) of the outstanding shares of Liberty Mint, Inc. The shares of the company were issued to Liberty Mint, Inc., shareholders in an isolated transaction pursuant to
Section 4(2) of the Securities Act of 1933. Prior to the Company's acquisition of control of Liberty Mint, Inc., Liberty Mint, Inc. had issued, in early 1997, 1,919,341 of its shares to 15 of its creditors in return for cancellation of $676,111 in silver debts of Liberty Mint, Inc., by the creditors, in isolated transactions pursuant to Section 4(2) of the Securities Act of 1933. Since these transactions occurred prior to the purchase of Liberty Mint, Inc. by the Company, they had no effect on the Company's balance sheet.

          Before the acquisition of Liberty Mint, Inc., the Company had not engaged in any material operations. The Company is a holding company that presently owns interest in two subsidiaries, Liberty Mint Marketing, Inc., a wholly owned subsidiary and The Great Western Mint, Inc., a wholly owned subsidiary. On September 23, 1999 the Company sold its total interest in Liberty Mint, Inc., a Utah corporation to Calbear Gas, LLC for twenty five dollars ($25.00). At the time of the sale of Liberty Mint, Inc., it was behind in its payments of employee withholding taxes and owed substantial sums to customers for undelivered silver bullion orders and for bullion on deposit (see Part II, B., Liquidity and Capital Resources.). The Company is carrying on its books, a contingent liability in the amount of $374,406 ,which represents undelivered silver and gold and past due payroll taxes of Liberty Mint, Inc. which accrued while the Company owned Liberty Mint, Inc. In the event Liberty Mint, Inc. is unable to pay these amounts, the Company may be liable.(see footnote 1 at page 12, infra.) Prior to this transaction the Company had owned 90% of the issued and outstanding stock of Liberty Mint., Inc. The Company's operations currently consist of developing, manufacturing, and marketing custom-minted commemoratives and collectibles in both precious and non- precious metals. The Company's primary products are custom coins and silver sculptures.

B.       Description of Business

         Since 1984, the Company has provided custom minting services for foreign countries, domestic states, municipalities, Fortune 500 companies, educational institutions, and nonprofit organizations. The Company's business is primarily comprised of manufacturing and designing custom coins, and silver Collectibles and sculptures (The Great Western Mint) and distribution of sports and entertainment related Collectibles and premium incentive products (Liberty Mint Marketing). Under prior management, the Company generated revenues primarily as a manufacturer through its subsidiary, Liberty Mint, Inc., which did not generate adequate sales growth or profit. Consequently, the Company under new management has decided to expand its source of revenues by not only manufacturing products, but also by designing and creating new products that the Company can sell as a wholesale and retail distributor. As a result of this decision, the Company divested itself of its interest in Liberty Mint, Inc., on September 23, 1999. The Company has identified three areas that its wholesale and retail marketing efforts will be based upon: freedom/patriotic themes under the name of Liberty Mint, entertainment collectibles under the trade name of Superstar Commemorative Collector Series ("SCCS"), and western art and collectibles with a tentative trade name of Jackson Hole Collectibles.

           In addition, the Company's present efforts are being focused upon increasing sales through improving and expanding its marketing and distribution methods. As a result of the Company's new direction, it has successfully marketed products on a limited basis to the public. The Company's product lines are currently derived from the use of licenses and rights to produce various collectibles which include public personalities and popular events. The Company intends to continue the use of its existing licenses and plans to make a concerted effort to obtain additional licenses and marketing rights to use images of public personalities, sports heros and popular events. As it obtains additional licences, the Company will seek to develop niche products designed to appeal to the public. Upon the development of various products, the Company will then focus on developing wholesale, retail, and direct marketing strategies to create ongoing demand for its products.

C.  Description of Products and Services

         Bullion Silver Rounds. Prior to the sale of Liberty Mint, Inc., on September 23, 1999, the Company's primary product was bullion silver rounds. The Company produced these bullion silver rounds on a limited basis (one troy once,
 .999 pure medallions) for investors (this was the mainstay of business from 1984 to 1987). Since the sale of Liberty Mint, Inc., the Company has begun to significantly refocus its efforts and products away from bullion silver rounds. The company decided to shift its efforts away from bullion because the Company's losses are directly attributed to the production of bullion silver rounds. Although the bullion sales accounted for a significant part of the Company's revenues, the Company has been unable to create a profit from these sales. Often the silver was sold at or slightly above costs to the customer and therefore these sales did not represent much of the net income of the Company. Therefore, the Company did not consider this a viable or profitable area of business and finally resolved to divest the Company of its interest in Liberty Mint, Inc. in an effort to stop the continuing losses attributable to this aspect of the Company's business. The sale of Liberty Mint, Inc. will allow the Company to concentrate its efforts on the higher margin areas mentioned below.

         Custom  Minting.  These  products and services  include  minting custom premium and promotional items for companies and other organizations. The purchasers of these items generally include: businesses, sports organizations, collectors' organizations or retail companies, and art enthusiasts. The customers have largely been corporations and organizations that want to commemorate various events or milestones, or to promote a product or idea. The customers generally use these products for the following reasons: to commemorate an event; as a prestigious award; as fund-raisers for schools, sports teams and nonprofit organizations; as sales incentives and recognition awards; and as an enduring form of advertising.

         Examples of some of the coin projects that the Company has created and manufactured range from gold retirement coins for retiring Dow Chemical employees, to silver coin premiums given to prospective Chrysler customers who take a test drive. These projects have usually originated from the efforts of the

Company's representatives who introduce the idea to prospective corporate clients.

         Superstar Commemorative Collector Series. The Superstar Commemorative Collector Series ("SCCS") trade name has been in use by the Company for approximately two years. Under this label the Company produces commemorative collector coins of the world's superstars. The Company is continuing to operate this business pursuant to a licencing agreement and joint distribution contract with Signatures Network ("Signatures"), formerly Sony Signatures, which was signed in 1996. The Company and Signatures are continuing to carry on business while currently in final negotiations to extend the contracts until the year 2001. Coins have already been created for, Elvis, Celine Dion, Alan Jackson, Kiss, Michael Jackson, and others. The Company will continue to negotiate with other companies in the entertainment industry to continue to gain the rights to more superstars. Through SCCS, the Company will attempt to expand and further develop this market because of its significant potential to generate revenues. In addition, the Company currently supplies 1400 stores nation wide with the SCCS series. Marketing and distribution of SCCS will be done through local collectibles retailers, music and musical equipment stores. The Company hopes to achieve mass market distribution through retail chain stores.

         Western Art and Collectibles. The Company believes that western art and collectibles products have significant potential to generate sales. The Company intends to pursue western art sales through its subsidiary, Great Western Mint, Inc. and under the trade name Jackson Hole Collectibles.

         In the past the Company has cast three of Remington's sculptures: The Broncho Buster, The Mountain Man, and The Rattlesnake. Each edition consists of 100 sculptures cast from 1,000 ounces of pure silver and each edition is sold out. The Company plans to develop additional sculptures authorized by various museums including a series of smaller Remington sculptures.

D.  Revenue of Products and services.


                        December 31, 1997       December 31, 1998        September 30, 1999
Bullion *            $      120,350      4%   $     924,493     21%   $   1,726,216        24%
Sculptures                  643,000     21%         785,553     18%         439,339        16%
Disney                      604,000     20%         603,153     14%         247,907        13%
Signatures                  166,624      6%         416,991      9%         274,072         7%
Total Revenue             3,022,721               4,430,950               4,111,691
-------------------  -------------- -------   -------------  ------ ----------------- ----------


             * Bullion accounted for a significant percentage of the Company's revenues through the third quarter of 1999. However, the sale of Liberty Mint, Inc. in September of 1999 will cause the sales of bullion in the future, if any, to be insignificant.

E.  Marketing and Distribution.

         Print Advertising. The marketing strategy for the next twelve months will be for the Company to increase its exposure to potential business and wholesale clientele by advertising in multiple monthly trade and industry publications, as well as business magazines. This exposure will familiarize and supply business groups with information about the Company and the premium incentives and promotions available for their company or group. This has historically been the most successful advertising method for the Company and has consistently produced the best sales results.

         Direct Marketing. The Company will market Jackson Hole Collectibles directly to the customer through direct mail and other traditional marketing techniques, including the Internet. The Company currently owns and operates a website, that will continue to be used in the future.

         The marketing plan for the SCCS is composed of multiple direct marketing strategies devised by the Company and Signatures. The plan outlines aggressive niche marketing programs designed to maximize product exposure and recognition which, in turn, should spawn sales. The Company will also continually engage in test marketing to assess the future possibility of expanded mass marketing and retail sales options.

         The Company will attempt to develop direct marketing programs which target fans and the general public to generate "non-concert" retail sales. The SCCS agreement allows the Company and Signatures to jointly develop and offer commemorative coins through CD and catalog inserts as well as other various direct marketing opportunities. To this end, SCCS will seek out associations with existing companies which have proven track records in mass marketing collectibles.

         In conjunction with the foregoing, the Company will attempt to take full advantage of the ongoing publicity which surrounds high-profile SCCS clients. In so doing, it may be possible to reduce advertising and promotional costs while still creating new opportunities to increase awareness in target markets. The Company also foresees the necessity of press releases, promotions with local media and interviews with media personalities. In addition, cross-marketing promotions with national sponsors will be attempted. The Company will continue its efforts to procure additional rights for popular persons or events.

         Internet Marketing. The Company has developed an Internet website that it believes will become a significant part of its future marketing program. The Company will attempt to establish channels over the Internet to market and distribute its custom collectibles. The major emphasis will be placed on the SCCS and Jackson Hole Collectibles product lines.

F.  Business Relationships, Custom Projects, and Licenses

         Disney Custom Minting Projects. The Company currently supplies collectible coins to Disneyland and Disney World which are sold in their exclusive gallery stores. In addition, Disneyland and Disney World have decided to produce a yearly issue, similar to a U.S. Proof set and non-precious medallions. The Company has received orders from the Disney Store organization, Disney Catalog, Disney Hotel, and Disney Cruise Lines. In 1998 orders from Disney and its affiliates accounted for approximately 14% of the total revenues of the Company.

         The Signatures Network (formerly Sony Signatures) Joint Venture. Liberty Mint, Inc. entered into a joint venture manufacturing and distribution agreement with Signatures in 1996. The rights of Liberty Mint, Inc. to this contract were sold to the Company prior to the sale by the Company of its interest in Liberty Mint, Inc. The Company is currently doing business with Signatures under the terms of the 1996 agreement pending the execution of a new agreement which is intended to give manufacturing and distribution rights to the Company through the year 2001. Under the new contract, the Company will continue to merchandise collectible coins of legendary bands and entertainers. The original joint venture resulted in launching the "Superstar Commemorative Collector Series(TM)" which develops collectible products with fan appeal. Signatures creates innovative merchandising, licensing and marketing programs based on film, television, music, sports and lifestyles artists. Signatures represents an elite group of over 80 musical artists and groups, including superstars such as Michael Jackson, The Beatles, Celine Dion, Kiss, Elvis, John Lennon and Leann Rimes. Signatures will also work with the Company to provide access to other top entertainment talents not presently in the Signatures portfolio.

         The terms of the original agreement, effective September 1, 1996, provide the Company with exclusive United States and non-exclusive International rights to manufacture and sell articles embodying the name and/or image of Signatures musical artists. The term of the original agreement was extended until August 31, 1999. The Company is currently in final negotiations with Signatures to extend the agreement until the year 2001. The Company continues to do business with Signatures pending the finalization of a new agreement. Under the terms of the new agreement the Company will pay Signatures a fee of 20% of all gross sales revenues from the Signatures articles, whether sold by Signatures or its representatives or sold directly by the Company. All articles and all artwork is subject to Signatures' discretionary approval. The Company will be responsible to pay royalties to Signatures applicable to each licensor (artist). These royalties will vary depending upon the artist and the articles manufactured and sold. The parties have come to an agreement in principal, but have not yet finalized an extension.

G.  Competitive Business Conditions

         Collectible Industry. Collectibles consumers are using a much broader range of sources to buy collectibles than they did in the past. "Collectible industry sales grew 6.2% in 1998, reaching $10.65 billion at retail, up from $10.05 billion in 1997," according to the "Collectibles Business" Newsletter in April 1999. Of this total, the Internet generated $280 million in sales and captured 3% share of the total market in 1998.

         The collectibles industry is highly segmented into niche markets, with relatively large numbers of companies supplying very highly specialized products. Among a total of 800 companies about 80% of the companies have annual sales of five million or less. The largest competitors in the retail sector hold less than 20% of the total share of the retail market. The leading competitors tend to manufacture a wide range of products, thus accounting for their dominant position in the market, while smaller competitors tend to limit production to one or two product forms only.

         Several of the Company's competitors are significantly larger than the Company and possess greater resources and market share. These competitors include, but are not limited to, The Franklin Mint and The Washington Mint. These companies produce commemorative coins, scale model automobiles and collectible dolls, statues and plates. When compared to the size of these companies, the market share of the Company is not significant. The Company's niche market involves the Signatures SuperStar Commemorative Collector Series, Western Art and Collectibles and sales to the Disney Organization. The Company does not presently have significant competition in this small niche market. There is no assurance that these larger companies will not attempt to target the niche market being developed by the Company by obtaining exclusive rights to produce similar collectibles. The Company will attempt to gain an advantage over these companies through its specialization on quality custom minting for businesses, entertainment collectibles and western art. The Company will attempt to utilize existing business contracts and alliances with Signatures, an ongoing relationship with Disney and increased use of print advertisement in order to provide increased name recognition and market awareness for its products.

         Current Industry Position. The market for selling commemorative coins and collectibles products is intensely competitive with many providers who have greater production expertise, financial resources and marketing capabilities than the Company. The Company produces and markets unique silver collectable items in the areas of music and entertainment Collectibles and western art Collectibles. These products have appeal to a group of silver afficionados who have interest in silver Collectibles. The Company's marketing concept is to target silver collectors with these unique products. The Company faces competitive obstacles consisting of (1) a limited market consisting of collectors of silver art and Collectibles, (2) the ability to continue to create products which will be appealing to this limited market, and (3) the existence of at least one other manufacturer of which the Company is aware who directly competes with the Company. This competitor is of approximately the same size as the Company. The Company differs from its competitors in that it is attempting to fill a niche which consists of providing products to collectors of silver art and entertainment Collectibles. There are a number of additional competitors who could, should they choose to do so, compete directly with the Company's products and marketing efforts. These companies enjoy more extensive advertising budgets and widespread brand recognition. There is no assurance that the Company will be able to overcome these competitive obstacles with the limited capital available. If the Company cannot compete effectively, it will not succeed.

         Method of Competition. The Company is in direct competition with other merchants of entertainment related memorabilia, western art, and commemorative products. For instance, at a typical concert there are about 30 different types of merchandise, most of which have a long track record of market appeal. Such items may include the typical T-shirts, hats, mugs and other commonplace souvenir style products. The Company will need to expose the existence of SCCS products and cause its products to appeal to fans. The Company will continue to seek methods for creating consumer awareness of the SCCS series.

         Although the Company must compete with well-established merchants for the consumer's memorabilia dollar, it also enjoys the potential advantage of having created a niche market which does not now have substantial direct competition. The Company is not currently aware of other competitive efforts to license legendary artists for precious metal medallions and related products. The Company feels that the establishment of SCCS as a premier collection, as well as the preliminary effort of licensing key artists and personalities will enhance its efforts to stay ahead of any competition, should one or more decide to compete directly.

         The Company's market for SCCS products consists primarily of fans and secondarily of collectors. Both markets are robust and show signs of increasing growth and consumer demand. Much of the Company's market will be derived from targeting specialty areas such as CD purchases and fan club members. As SCCS continues to grow in scope the Company believes that a secondary market will develop (this is common with virtually all manner of collectibles such as trading cards, figurines, plates, etc.) among entertainment enthusiasts which will create greater demand and liquidity for Company's products.

         The Company believes it has an additional competitive advantage which enhances its products. Over the years the Company has developed technical processes that distinguishes the Company from other mints, in that the Company is able to create unique coin designs incorporating multiple textures which supplies the standard frosted image and mirrored background giving its products recognizable appeal

H.  Sources and Availability of Raw Materials.

         Source of Materials. Materials and supplies (except one) including printing, collateral materials, and packaging are being purchased from at least two or more suppliers. The custom boxes are currently being purchased from a single supplier, due to the high cost of tooling and setup. However, there are other suppliers who have been used in the past, and could be used again if the need arises.

         The Company currently uses four major local suppliers of silver. These are : (1) The Sunshine Mint, (2) Regency Mint, (3) Monarch Coin, and (4) Pioneer Refining, The Company also uses one other major United States supplier, Dillon Gage, which ships through a local supplier. Additionally there are other minor sources the Company uses occasionally. The Company has no reason to believe that the availability of silver will change in the near future. If one supplier should have difficultly delivering the needed silver supply the Company would be able to switch to one of its other suppliers. The Company maintains a fluctuating inventory of silver, which is replaceable from time to time as needed from the suppliers mentioned above.

         The Company obtains certain raw materials and components for its products from single suppliers. In most cases, the Company's sources of supply could be replaced if necessary without undue disruption, but it is possible that the process of qualifying new materials and/or vendors for certain raw materials and components could cause a material interruption in manufacture or sales. No material interruptions have occurred over the last two years.

         Although the Company has had no material interruptions in its supply of raw materials, there can be no assurances that the Company's suppliers will be able to supply the Company in quantities needed. Future government regulation of the industry or delays in the process of qualifying new materials and/or vendors to supply the raw materials may also cause a decrease in sales of affected products by disrupting the manufacturing process. The Company believes that its supply of raw materials is adequate for the current fiscal year.

I.  Customers - Dependence on One or Few

         The Company currently relies on Disney for 14% of its total revenues. Although the Company has no written contract with Disney, the Company believes that this is a stable customer that will continue to bring business to the Company. However, if the client should discontinue to bring business to the Company management believes the effect of this would be absorbed by the introduction of additional business and would not have a long term adverse effect on the Company.

J.  Requirement of Government Approval

         The U.S. Department of the Treasury has developed a policy regarding the use of metal tokens. The currently established parameters restrict the minting of commemorative coins or medallions which approximate the size, weight and appearance of coins produced by the United States government. The Company has no control over future regulatory changes. Any future regulatory changes may impact the Company and its ability to produce its products.

K.  Employees

         The Company currently has 16 full time employees. No employees are currently covered by a collective bargaining contract.

L.  Reports to Security Holders

         The Company is not required to deliver an annual report to security holders and will not voluntarily deliver a copy of the annual report to the security holders. If the Company should choose to create an annual report, it will contain audited financial statements. The Company intends to, from this date forward, file all of its required information with the Securities and Exchange Commission ("SEC"). Prior to this form being filed there were not any other forms filed. The Company plans to file its 10KSB, 10QSB, and all other forms that may be or become applicable to the Company with the SEC.

         The public may read and copy any materials that are filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The Public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The statements and forms filed by the Company with the SEC have also been filed electronically and are available for viewing or copy on the SEC maintained Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Internet address for this site can be found at http://www.sec.gov. Additional information can be found concerning the company on the Internet at http://www.libertymint.com.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

A.  General

         In April of 1999, the Company reorganized its management by replacing its President and releasing its Chief Financial Officer. As of September 30, 1999, the Company had not found a replacement for its Chief Financial Officer. The reorganization was carried out to bring about a change in the company's focus and business plan. Prior management had been committed to an attempt to build the Company through an increase in the Bullion business and its emphasis on the minting and sales of silver rounds. This business was being carried out by Liberty Mint, Inc. The expansion of the Bullion business in 1998 and early 1999 had resulted in increased losses for the Company.

         In an effort to stem the Company's rising losses, the Board of Directors, in April, 1999, reorganized the Company's management team. The new management team began focusing its efforts on producing products that would bring a higher profit return to the Company. Management determined that the Bullion business, with its emphasis on production and sales of silver rounds, was not a profitable venture. A decision was made to cease involvement in the Bullion business and to sell Liberty Mint, Inc. On September 23, 1999, the
Company sold its interest in Liberty Mint, Inc., which subsidiary had been primarily engaged in the silver bullion business and the production of bullion silver rounds.

         The effect of this transition has been a shift from sales of the Company's heretofore primary product, bullion silver rounds, to products which the Company believes will allow higher profit margins, such as custom minting, commemorative coin series, and other products noted in Item 1. Description of Business. Each of these businesses has a higher profit margin than the Bullion business. The Company believes that the downsizing of the Company which was accomplished with the elimination of the Bullion business and the sale of Liberty Mint, Inc. coupled with a renewed emphasis on growing the remaining businesses of the Company will allow management to reverse the Company's history of loss and allow the Company to become profitable. However, no assurance can be given that in fact the Company will be able to earn a profit in the future.

         The following discussion and analysis provides information that the Company's management believes is relevant to an assessment and understanding of the Company's results of operations and financial condition. The discussion should be read in conjunction with the financial statements and footnotes that appear elsewhere in this report.

Nine Months ended September 30, 1999 and September 30, 1998 and Years ended December 31, 1998 and December 31, 1997.

The financial statements containing the information for the periods ending September 30, 1999 and 1998 contain information which differs from previous filings. The information differs due to the removal from the consolidated financial statements for the period ending September 30, 1999 of information relating to Liberty Mint, Inc., a former subsidiary which was sold in September of 1999. The nine month information has been revised for 1998 in order to provide a consistent and realistic comparison between the two periods reported. The year end numbers for 1997 and 1998 differ considerably from the nine month numbers because they contain consolidated subsidiary information which includes the subsidiary Liberty Mint, Inc.

         Sales. Sales for the nine months ended September 30, 1999 increased to $153,262 from $90,997 for the comparable period in 1998, an increase of 68%. The increase in revenues was primarily attributable to an increase in custom minting and SCCS sales.

         Sales for the year ended December 31, 1998 increased to $4,430,950 from $3,022,721 for the year ended December 31, 1997, an increase of 46.5%. The increase in revenues were primarily attributable to an increase in wholesale bullion sales. Also contributing to the increase in sales were custom and SCCS sales.

         Losses. Net losses for the nine months ended September 30, 1999, increased to $2,618,138 from $184,285 for the comparable period in 1998. The increase in losses was primarily attributable to an increase in bad debt expense of $2,331,112.

         Net losses for the year ended December 31, 1998 decreased to $1,720,525 from $2,053,512 for the year ended December 31, 1997, a decrease of 16.2%. The substantial decrease in losses was primarily from a decrease in administrative and sales commission costs.

         The Company expects to break even or to operate at a slight profit during the last quarter of 1999 as a result of the divestiture of Liberty Mint, Inc. and its production of bullion rounds on September 23, 1999. Nonetheless, the Company expects to show a loss for fiscal 1999 because of losses generated by the Liberty Mint, Inc. bullion business. There can be no assurance that the Company will achieve or maintain profitability or that its revenue growth can be sustained in the future.

         Expenses. General and Administrative expenses for the nine months ended September 30, 1999, increased to $371,128 from $211,543 in the comparable period in 1998, an increase of 75 %. The increase in general and administrative expenses was the result of an increase in selling expenses during the period coupled with an increase in administrative costs of the parent company, Liberty Mint, Ltd.

         Selling, general and administrative expenses for the year ended December 31, 1998, decreased to $2,278,061 from $2,475,925 for the year ended December 31, 1997, a decrease of 7.9%. The decrease in selling general and administrative expenses was the result of a cost reduction program begun by the Company in 1998. Many expense areas were decreased including: postage, general supplies and materials, interest expense, communications expense, legal expense, travel and auto.

         Depreciation and amortization expenses for the nine months ended September 30, 1999 and September 30, 1998 were $0 and $35,902 respectively. The decrease to zero resulted from the fact that all such expenses were associated with Liberty Mint, Inc., which was sold during the third quarter.

         Depreciation and amortization expenses for the years ended December 31, 1998 and December 31, 1997 were $250,461 and $242,853., respectively. The increase was due primarily to two new capital leases for computer and office equipment. These leases are detailed in Note 10 of the audited financial statements.

         Cost of Sales. The largest factors in the variation from year to year in the cost of sales as a percentage of net sales are the cost of raw materials and the yield of finished goods from the Company's manufacturing facilities.

         The cost of goods sold for the nine months ended September 30, 1999 was $69,160 compared to $63,719 for the comparable period in 1998. Cost of goods sold as a percentage of gross sales for nine months ended September 30, 1999 and 1998 respectively, were 45% and 70%. The percentage decrease resulted from an increase in sales of certain higher margin profits which resulted in a decrease in cost or goods sold as a percentage of sales.

         The cost of goods sold for the year ended December 31, 1998 was $3,750,357 compared to $2,279,066 for the year ended December 31, 1997. The increase in the cost of goods sold was primarily attributable to an increase in wholesale bullion sales as a percent of total revenues, which has a substantially lower margin (3-5%) than custom minting. Cost of goods sold as a percentage for December 31, 1998 and 1997 respectively, were 84.6% and 75.3%.

         Impact of Inflation. The Company believes that inflation has had a negligible effect on operations over the past three years. The Company believes that it can offset inflationary increases in the cost of materials and labor by increasing sales and improving operating efficiencies.

B.  Liquidity and Capital Resources.

         As of December 31, 1998 and 1997, the Company held customer deposits in the amount of $407,206 and $442,566, respectively, and has taken silver and gold for various commitments to produce product. As of December 31, 1998 and 1997, the Company had silver and gold commitments in excess of the amount of silver and gold on hand in the amount of $247,893 and $16,463. The commitment in excess of the amount of gold and silver on hand as of September 30, 1999 was $141,306, down $70,094 from the 1998 year end figure

         The following table shows the history of the company's silver and gold commitments:


                      30 Sep 99       30 Jun 99      31 Dec 98        31 Dec 97
                    ------------     -----------    -----------      -----------
Customer              $163,027        $ 589,524       $ 407,206      $  442,566
Deposits
Silver Inventory      $ 17,967        $  27,439       $  62,475      $  308,886

Silver on Lease              0                0             0        $  (22,269)
Silver held on               0        $(310,528)      $(304,027)     $ (287,341)
Account
Net Silver            $ 17,967        $(283,089       $(241,552)     $     (724)
Liability
                      30 Sep 99       30 Jun 99      31 Dec 98         31 Dec 97
                     ----------       ----------    --------------     ---------
Gold Inventory        $  2,802        $   9,284         $20,749      $    3,519
Gold Held on               0          $  (3,414)      $ (27,090)     $  (19,258)
Account
Net Gold Liability    $  2,802        $  (5,870)      $  (6,341)     $  (15,739)




Combined              $ 20,769         (277,219)      $(247,893)        (16,463)
Liability



         The Company funds its inventories through the following methods:

         1. Silver lease- Owners of silver can send their silver to the company for "storage" in the Company's vault. The Company is allowed to melt and finish it into product, and replace the silver upon shipment of product. (This was a method used by Liberty Mint, Inc. Since the sale of Liberty Mint, Inc. on September 23, 1999, This practice has ceased.)

         2. Metal held on account-Some customers send the company their own silver to be used in completing their order for coins.

         3. Deposits-The customer is required to pay for the precious metal in advance; thus creating a contra- asset account called "prepayments."

         The preceding table shows the relationship of these accounts, revealing the Company's inventory is not adequate to meet the current committed liabilities created by these three transaction types. In early 1999, management recognized that its ability to produce prepaid product and deliver committed product and return gold and silver held on account was becoming worse. In addressing the problem, management determined that this was a historical problem with the bullion business of Liberty Mint, Inc. which had not been able to be corrected. Management determined that it was in the best interest of the Company to get out of the bullion business in order to prevent this problem from continuing to grow. This was the key reason the Company had for divesting itself of its subsidiary "Liberty Mint, Inc." during the third quarter of this year and concentrating its efforts on its two remaining subsidiaries The monies owed for return of silver and gold, and for prepaid and committed product are liabilities of the company which are shown as a part of "contingency on sale of subsidiary" on the balance sheet. In the event the Company is unable to pay these amounts when due, or to make arrangements for their payment which is satisfactory to the creditors, the ability of the Company to continue to do business could be adversely affected. If the Company is unable to arrange for repayment of these amounts, and other amounts owed by the Company, the Company could face bankruptcy.

         At present, most orders of materials and supplies are sent to the Company COD. The impact of this policy has been one of inconvenience, but overall it has not adversely affected product production because the two largest production costs are the metal itself and the dies used to stamp the metal. In most cases, the company is now requiring prepayment of these costs. Statements regarding the adequacy of raw materials refer to "availability." The Company has no reason to believe that any of the materials used by the Company will be in short supply in the current fiscal year.

         The Company frequently has been unable in the past to make timely payments to its trade and other creditors. As of year-end , the Company had past due payables in the amount of $337,331. However, only $154,873 was more than 90 days past due. As of September 30, 1999, because of the sale of Liberty Mint, Inc., the Company's past due payables for gold and silver owed to customers of Liberty Mint, Inc. were eliminated.1 The Company's total debt as of September 30, 1999 is $1,117,263. See the following table for year-to-year and year to date comparisons.

                 September 30, 1999    December 31, 1998      December 31, 1997
Trade A/P          $   2,498             $   406,763            $   306,552
Total Past Due     $   0                 $   337,331                   N/A
90 Days +          $   0                 $   154,873                   N/A
% over 90 Days         0%                     38%                      N/A


         At present, the Company substantially relies on revenue from sales of its products and services to maintain operations. The Company estimates that subsequent to the sale of Liberty Mint, Inc. it will need to generate minimum monthly sales levels of $225,000 in order to operate at a profit. The Company may not be able to maintain this level of sales. If the Company's sales revenues fall short of this minimum level on average, the Company may fall short of the minimum capital required to maintain operations. If revenues of the Company fall short of the minimum levels required to continue operations, the Company would not be able to sustain its capital needs without cash from borrowing or from sale of equity in the Company. The current sources of cash available to the Company consist of (1) revenues from sales, (2) debt financing through Performance Funding Co. of Phoenix, Arizona (a factoring line of credit in the amount of $250,000 and a purchase order line of credit of $100,000), and (3) Equity financing (notes receivable in the sum of $298,604).

         On a long term basis, liquidity is dependent on continuation and expansion of operations, receipt of revenues, additional infusions of capital and debt financing. Since 1996 the Company has been engaged in

--------
         1The Company is carrying a liability on its balance sheet titled "Contingency on Sale of Subsidiary" in the sum of $374,406 which represents undelivered silver and gold and past due payroll taxes of Liberty Mint, Inc. which accrued while the Company owned Liberty Mint, Inc. In the event Liberty Mint, Inc. is unable to pay these amounts, the Company may be liable. However, due to the contingency of the liability, the Company is not treating the contingent amount as past due because no demand for payment has been made upon the Company for payment of these amounts.

efforts to restructure the Company's debt. These efforts have been primarily focused on equity financing. These efforts are chronicled in Part II, Item 4, "recent sales of unregistered securities."

         The Company's liquidity problems and the attendant cash shortfall problems were addressed by the Board of Directors and resulted in the sale of Liberty Mint, Inc. The sale of Liberty Mint, Inc. left the Company with contingent liabilities of $374,406. The Company does not think it is realistic to believe these contingent liabilities can be paid solely from revenues generated by sales. The Company believes it will need to raise capital in an amount between $600,000 and $1,000,000 in order to allow the Company to retire this debt and have sufficient operating capital to grow the business through the expansion of the Company's sales and marketing efforts.

         Management believes the Company's ability to raise additional capital to meet its needs depends on its ability to demonstrate that the Company can generate profits from sales of its products and services. The Company has no present plan to raise additional capital in an equity offering because it is still too early to assess the long term effect of the sale of Liberty Mint, Inc. on the Company's ability to generate profits.

         The Company is considering launching a wide scale marketing and advertising campaign. The Company's current capital and revenues are not sufficient to fund such a campaign. If the Company chooses to launch such a campaign it is estimated the Company will require capital in excess of current operating costs of between $250,000 and $500,000. The Company may choose to raise this capital through an additional stock offering. The funds raised from this offering will be used to develop and execute the marketing and advertising strategy which may include the use of television, radio, print, direct marketing and Internet advertising. However, there can be no assurance that the Company will be able to obtain additional equity or debt financing in the future, if at all. If the Company is unable to raise additional funds the growth potential will be adversely effected.

         Capital Commitments. The Company has no current commitments for capital expenditures. But, management will be looking at upgrading manufacturing equipment and putting some redundancy in the manufacturing capabilities to reduce the risk of production shut down. This will be done with an integrated plan which keeps abreast of the capacity expansion needed to support the planned growth.

         Going concern. The Company has incurred significant losses during 1997, 1998, and 1999 (3 quarters). As of September 30, 1999, the Company has current liabilities in excess of current assets of $715643 and has a stockholder's deficit of $851,433. As of September 30, 1999, the Company held customer deposits in the amount of $163,027. As of September 30, 1999, the Company did not have the ability to produce the prepaid product without additional funds provided through loans and/or through additional sales of stock or through the collection of notes receivable from shareholders. These items raise a substantial concern and doubt about the ability of the Company to continue as a going concern. In an effort to overcome the financial difficulties surrounding the continued operation of Liberty Mint, Inc., Management, on September 23, 1999, divested the Company of its interest in Liberty Mint, Inc., the source of the Company's ongoing problem with delivery of silver products. The divestiture has allowed the Company to reduce its overhead by moving to a smaller facility and reducing the number of employees from 25 to 16. The Company's emphasis is now moving from manufacturing to marketing with products as described at pages 2-3 above. These products have a higher profit margin than bullion sales.
Management proposes to raise additional funds through collection of notes receivable from shareholders, loans, and/or additional sales of its common stock. Management believes that with the divestiture of the Company's interest in Liberty Mint, Inc., with the resultant improvement of operations, it can reduce expenses, refinance debt, and convert debt to equity, and that through a combination of these efforts, continue as a going concern.



C.  Trends, Events, Uncertainties that may have a Material Effect on Liquidity

         Lack  of  Profitability Limited   Operating  History.  The  Company has

limited assets and has experienced financial difficulties in the past. The Company's subsidiary, Liberty Mint, Inc., has a ten year operating history and has operated at a significant loss since 1990. In 1996 and early 1997, prior to its acquisition by the Company, Liberty Mint, Inc., began restructuring its debt in an attempt to overcome its financial problems. The main focus of this effort was the obtaining of equity financing. Because of ongoing losses attributable to the operations of Liberty Mint, Inc., the Company divested itself of its interest in Liberty Mint, Inc. on September 23, 1999. The sale of Liberty Mint, Inc. will eliminate a source of continuing loss to the Company, which management believes will have a positive effect on the Company's operations.

           In June of 1997, Liberty Mint, Inc. was acquired as a subsidiary of the Company. Since that time the Company has attempted to operate Liberty Mint, Inc. The Company attempted to resolve the financial problems of Liberty Mint, Inc.'s bullion business for about two years through infusions of capital into the subsidiary. Despite the efforts of the Company's management, the Bullion sales business continued to lose money. In April, 1999, new management was installed in the Company. New management met to assess the problems caused by the continuing losses attributable to the bullion business. The Board determined it was not in the best interest of the Company to preserve the Bullion business since the business was historically unprofitable and the Company was continuing to lose money as a result of bullion operations. The Board decided the Company would be best served if the Bullion business was abandoned. The Board decided to abandon the bullion business by divesting the Company of its interest in Liberty Mint, Inc. This would allow the Company to concentrate its efforts on its remaining businesses, Custom Minting, the SuperStar Commemorative Collector Series and Western Art and Collectibles. In September of 1999, the Company sold its interest in Liberty Mint, Inc. to Calbear Gas, L.L.C., a Texas Limited Liability Company.

          Since April, 1999, the Company has attempted to refocus its business efforts towards development of its businesses other than the bullion business. Since divestiture of Liberty Mint, Inc., in September of 1999, the Company has turned its whole effort to developing and expanding the Custom Minting, SuperStar Commemorative Collector Series, and Western Art and Collectibles businesses. By eliminating the bullion business, the Company believes it has eliminated a problem which has historically had a negative effect on the Company's capital resources and liquidity. The Company's remaining businesses appear to be able to generate a profit. The Company believes that in its next fiscal year (2000) the revenues from its remaining businesses will allow it to reduce its debt significantly. The Company believes its remaining businesses can be operated profitably. The negative effects to the Company's operations, liquidity and the continuing drain on capital resources attributable to continuing operation of the bullion business have been eliminated. Revenues since September, 1999 have been greater than expenses for the same period. The Company believes that if this trend continues, the Company can be profitable. There is no assurance the Company will be able to successfully implement its business objectives or that it will be able to operate profitably.

         Working Capital Deficit / Need for Additional Capital. As of September 30, 1999, when compared to September 30, 1998, the Company was operating with a working capital deficit of $851,432 and is heavily dependent upon receiving an increase in capital. The Company is currently weighing its options and will need to raise funds from debt financing or sale of its securities. Even upon the completion of the raising of additional capital the amount of capital available to the Company may be extremely limited, and may not be sufficient to enable the Company to fully recover from its working capital deficit and/or fully implement its proposed business expansion operations. The is no assurance that such financing will be available to the Company on attractive terms or at all. Except for the notes receivable from shareholders in the amount of $298,604, the Company currently has no commitments for additional cash funding.

D. Trends, Events, Uncertainties that may have a Material Effect on Net Revenue or Income

         Uncertain Market Acceptance. The Company's current and intended business is to produce custom commemorative coins for various corporations and organizations. Additionally, the Company developed a series of silver sculptures. Along with custom minting, the Company is attempting to enter the retail collectibles market through direct marketing and wholesale distribution. The retail collectibles market is based on the marketing concept of selling commemorative and collectible products related to superstars of entertainment, sports fans, as well as products for popular events. The Company has experienced some degree of success in direct marketing projects in the past. However, there is no assurance of market acceptance for the Company's retail collectibles, and the Company will be subject to all the risks associated with introducing a new marketing concept. The Company has not undertaken any independent market studies to determine the feasibility of the concept. If the market does not accept the products as the Company believes it will, then projected revenues could be adversely effected.

         Licensing. The Company's continued ability to develop product will be contingent on its ability to generate new licenses and rights for trademark and symbol use at a cost and in a manner which are financially feasible for the Company. There is no assurance that the Company's efforts to obtain suitable rights and licenses will be successful. Without new licenses the Company's product line will be significantly limited in the future which may influence the revenues and profit of the Company.

E.  Year 2000

         Description and Impact. Many current installed computer systems and software may be coded to accept only two-digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. As a result, many software and computer systems may need to be upgraded or replaced, there is uncertainty about the overall effect of the Year 2000 on the Internet and therefore the Company's Internet operations. If other third parties that the Company uses or the overall Internet should experience significant problems from Year 2000 related issues, it could significantly affect the operation and ability of the Company to perform business over the Internet.

         Inventory, Assessment and Status of Progress. The Company has taken steps to insure that all of the internal computer systems are compliant. The Company has replaced its computers and software with new Year 2000 compliant machines. The Company has not incurred material costs in the process and does not believe that the cost of additional actions will have a material effect on its operating results or financial condition. The current systems and products may contain undetected errors or defects with Year 2000 date functions that may result in material costs. In addition, the Company utilizes third-party equipment, software, and content - including non-information technology systems, such as security systems, building equipment, and systems with embedded micro-controllers that may not be Year 2000 compliant.

         Third Parties. The Company has taken steps to analyze its technical relationships and ensure that its third party suppliers, distributors, advisors, and other entities that the Company depends on for operations are also compliant. Not all of the Company's third party distributors have given adequate assurances that they are or are not compliant and therefore may or may not experience problems relating to the Year 2000 issues and potentially create delays in distributing necessary inventory or create other unforseen problems.

         Risks. Management of the Company believes it has an effective program in place to resolve the Year 2000 issue. The Company has completed all necessary phases of the Year 2000 program. Disruptions in the economy generally resulting from Year 2000 issues could materially adversely affect the Company.

         Failure of third-party equipment, software or content to operate properly with regard to the Year 2000 issue could require the Company to incur unanticipated expenses to remedy problems, which could have a material adverse effect on its business, operating results and financial condition. If any problems arise from third parties or from the Internet in general related to the Year 2000 issues, the ability of the Company to respond is limited.

         Additionally, the computer systems necessary to maintain the viability of the Internet or any of the Web sites that direct consumers to the Company's website may not be Year 2000 compliant. Computers used by customers to access the Company's website may not be Year 2000 compliant, delaying customers' product purchases. The Company cannot guarantee that its systems will be Year 2000 compliant or that the Year 2000 problem will not adversely affect its business, which includes limiting or precluding customer purchases.

         Contingency Plans. If a Year 2000 situation should occur in the Company or with the Company's third party equipment, suppliers or distributors, the Company will process the existing orders using non- Internet and computer based methods, such as telephone confirmation, standard ground shipping done through local offices, and manual processing of credit cards. Manufacturing would not be effected do to the lack of microprocessors in the Company's manufacturing equipment. The use of non-computer based systems would continue until all third parties or the Internet solve the problems and normal business operations can continue.

ITEM 3.  PROPERTY

         The Company is currently leasing a 6,000 square foot facility located at 975 North 1430 West, Orem, Utah, pursuant to a lease expiring in 2002. The Company believes that its manufacturing facilities are adequate for its proposed needs through the year 2002. If additional space is needed before then, some office functions could be moved to nearby office buildings, which are readily available. The Company believes that its current facilities are generally suitable and adequate to accommodate its current operations.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information concerning the ownership of the Company's Common Stock as of September 30, 1999, with respect to: (i) each person known to the Company to be the beneficial owner of more than five percent of the Company's Common Stock, (ii) all directors; and (iii) directors and executive officers of the Company as a group. The notes accompanying the information in the table below are necessary for a complete understanding of the figures provided below. As of September 30, 1999 there were 3,778,481 post 6 to 1 reverse split shares of common stock outstanding.



                          Name and Address of                Amount and Nature of      Percent
  Title of Class          Beneficial Ownership               Beneficial Ownership     of Class
-------------------  ---------------------------------------------------------------------------
      Common             Daniel R. Southwick, Director(2)          820,556(3)          17%(4)
       Stock                364 West 4620 North
   No Par Value              Provo, Utah 84604

      Common             Robert Joyce, Director                    825,000(3)          18%(4)
       Stock                4483 Hazetine Ave.
   No Par Value          Sherman Oaks, California 91423

      Common             John Pennington, Director                 600,000(3)          13%(4)
       Stock                1539 SE 11th St.
   No Par Value          Deerfield Beach Florida 33441


      Common               William Schmidt, Director(5)          1,316,667             31%(4)
       Stock                 88 N.E. 5th Avenue
   No Par Value             Del Ray, Florida 33483


--------

     (2) Dan Southwick is a managing member of SF Investments, LLC which owns 20,556 shares of common stock of Liberty Mint, Ltd. These shares have been attributed to Dan Southwick as part of his total shares.


     (3) In 1997 Mr. Southwick (through SF Investments) was granted options to purchase 200,000 shares at $6.00, Mr. Joyce was granted options to purchase 200,000 shares at $6.00, and Mr. Ruff was granted options to purchase 266,667 shares at $6.00. American Investment Properties was granted an option in July, 1998, to purchase 400,000 shares at $6.00. Subsequently in 1999, Mr. Southwick, (SF Investments), Mr. Pennington, and Mr. Joyce were each granted options to purchase 600,000 shares at $0.40.


     (4) The Percent of Class owned by each individual reflects the percent if all options owned by the individual listed in footnote 3 are exercised.


     (5)William Schmidt is a managing member of American Investment Properties which owns and has options to purchase 1,316,667 shares of common stock of Liberty Mint, Ltd. These shares have been attributed to William Schmidt and also to Ralph Muller.


                          Name and Address of          Amount and Nature of       Percent
                          Beneficial Ownership         Beneficial Ownership
       Common                 Larry H. Ruff                    500,054              12%(4)
       Stock                320 Kolob Circle
   No Par Value          Springville, Utah 84663


      Common         American Investment Properties         1,316,667              31%
       Stock             88 N. E. 5th Avenue
   No Par Value       Del Ray Florida 33483


      Common           All Executive Officers and           3,167,223              52%(6)
       Stock              Directors as a Group
   No Par Value              (Five persons)

      Common                Ralph P. Muller                 1,351,389              31%(7)
       Stock           6400 North Andrews Street
   No Par Value                Suite 200
                     Fort Lauderdale, Florida 33309


Changes in Control. There are currently no arrangements in place that will result in a change in control of the Company.

ITEM 5.  DIRECTORS, OFFICERS, PROMOTERS, AND CONTROL PERSONS

         The directors, executive officers, control persons, and significant employees of the Company, their respective ages, and positions with the Company are as follows:

--------

     (6) The percent of class owned by all Executive Officers and Directors as a Group reflects the percent if all options owned by the group as listed in footnote 3 are exercised.

     (7)Ralph P. Muller is the owner of American Investment Properties. He is not involved in the management or day-to-day operations of American Investment Properties. American Investment Properties is managed by William Schmidt to whom the shares owned by the Company have been attributed. Because of his sole ownership of the Company, the AIP shares have also been attributed to Mr. Muller.

NAME                                AGE              POSITION
----                                ---              --------

Daniel R. Southwick                 47               Director & President

Robert Joyce                        47               Director & Secretary

Eugene Pankratz                     56               Treasurer

John Pennington                     49               Director

William C. Schmidt                  54               Director

Ralph P. Muller                     59               Control Person

Ron Lewis                           46               Significant Employee

         Daniel R. Southwick, 47, has served as president and a director of the Company since April 1999. Mr. Southwick was elected a Director in April 1999 to serve for one year, or until his successor is elected and qualified. From September 1996 until April 1999 he served as vice-president of corporate development and a Director for the Company. From September 1996 until June 1997, he served as Vice-President of Corporate Development for Liberty Mint, Inc. He has been a small business entrepreneur since 1977. Past experience includes President of International Trade & Investments, Ltd., a placer mining company, and President of Parkside Industries, Inc., a telecom reseller company located in Sarasota, Florida. From 1992 to 1996, Mr. Southwick served as president of Parkside Industries, Inc. Mr. Southwick has 8 years experience with public company development.

         Robert Joyce, 47, serves as Secretary and a Director of the Company. Mr. Joyce was elected a Director and Secretary of the Company in April of 1999. His current term as a Director is to serve for one year, or until his successor is elected and qualified. Mr. Joyce was first elected a director in June of 1997 and has served as a Director continuously since that time. From June 1997 until April 1999 he served as the senior vice-president for the Company. A 25-year veteran of the entertainment industry, Joyce worked in the production business with such artists as Sly & The Family Stone, David Bowie, and James Taylor among others. Mr. Joyce wrote and implemented the SuperStar Commemorative Collector Series marketing plan, a major product of the Company. From 1994 until 1997, Mr. Joyce served as General Manager of Studio Instrument Rentals of Hollywood California ("SIR"). SIR is the number one provider of rented musical equipment in the world. From 1992 to 1994, Joyce was president and CEO of Green Suites International, a company specializing in environmental services for the hotel industry.

         Eugene Pankratz, 56, has three and one half years public accounting experience with We. Soria & Company in San Jose, California, including management services for small businesses, tax return preparation, consulting and tax planning for individuals, partnerships and corporations. He has ten years experience in the private sector including Controller for North American Manufacturing, a division of the Tally Corporation, Controller for Impulse Designs, and Controller for the Priddis Group of Lindon, Utah (formerly Priddis Music Corp.) This experience also included a period of time from May 1994 to May 1995 when he served as President and Chief Operations Officer of the Priddis Group. From December 1995 until May of 1998, Mr. Pankratz was self employed as an independent accountant and consultant. Mr. Pankratz has served as Controller of Liberty Mint, Inc., a subsidiary of the Company, from June 1998 until September of 1999 when

Liberty Mint, Inc., was sold by the Company. Since April 1999 he has served as Treasurer of the Company, and since September 1999 he has served as President of The Great Western Mint, Inc., a Subsidiary of the Company. He attended Brigham Young University and is currently enrolled at Thomas Edison State College where he is working on a Bachelor of Arts degree in Business Management with an Accounting emphasis. He passed the Internal Revenue Service Enrolled Agent's examination and is eligible to practice before the IRS. He has served as a Director of the Lindon/Pleasant Grove Chamber of Commerce.

         John Pennington, 49, has served as a Director of the Company since July of 1998. In April, 1999 Mr. Pennington was re-elected to the Board of Directors of the Company for a one year term, or until his successor is elected and qualified. He also serves as President of Liberty Mint Marketing, Inc., a subsidiary of the Company. Mr. Pennington is a graduate of the University of Miami and has over 20 years of sales and marketing experience. Mr. Pennington held the position of Vice President of Telesales and Services with Vacation Break U.S.A. of Ft. Lauderdale, Florida from May 1994 until July 1998. Prior to May of 1994 he had served as a Vice President of Sales and Marketing with Cooperative Retirement Services and Vice President of National Accounts with Ryder P.I.E. Nationwide. In these roles he had Senior Executive responsibilities for sales and operations, domestically and internationally. Since January 1, 1999, Pennington has served on the board of Imperial Majesty Cruise Line and International Water Makers. Pennington presently oversees Liberty Mint's direct marketing efforts.

         William C. Schmidt, 54, has been serving as a Director of the Company since July of 1998. In April, 1999, he was reelected to the Board of Directors of the Company for a one year term, or until his successor is elected and qualified. He is a graduate of Susquehanna University with a Bachelor of Science degree in accounting. Schmidt is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants since 1971. Schmidt then partnered with a regional CPA firm and specialized in corporate taxes and acquisition financing. He was vice president of special projects and chief financial officer of Vacation Break USA, Inc. from October of 1991 until December of 1997. From January of 1998 until the present, Schmidt has been serving as the executive vice president of American Investment Properties ("AIP"), an investment advisory company. Mr. Schmidt is an employee of AIP, but has no ownership interest in AIP.

         Ralph P. Muller,  59, is a  graduate of Widner University.   Mr. Muller
retired as CEO of Vacation Break USA, Inc. in 1997. He served as CEO of Vacation Break USA, Inc. from 1988 through 1997.

         Ron Lewis, 46, is 13 credits from receiving a B.S. degree in Public Relations. Lewis worked as an account executive (salesman) for Liberty Mint, Inc. from June of 1988 until it was acquired by the Company in June of 1997. Since June 1997, Lewis has worked as an account executive for the Company. He currently works for The Great Western Mint, a subsidiary of the Company. Mr. Lewis does not own stock of the Company.

 ITEM 6.  EXECUTIVE COMPENSATION

Compensation of Executives

          The following table provides summary information for the years 1998, 1997 and 1996 concerning cash and non-cash compensation paid or accrued by the Company to or on behalf of the president and the only other employees to receive compensation in excess of $100,000.


                                            SUMMARY COMPENSATION TABLE

                                    Annual Compensation                               Long Term Compensation
                                                                               Awards                       Payout

                                                                     Restricted   Securities
Name and                                            Other Annual       Stock      Underlying       LTIP         All Other
Principal         Year      Salary       Bonus      Compensation      Award(s)       Options       payout      Compensation
Position                     ($)          ($)           ($)             ($)          SARs(#)         ($)            ($)
--------------- -------- ------------  ---------  ----------------  ------------ --------------- ----------- -----------------

Daniel R.(8)      1998     71,325          -                 -             -               -           -                 -
Southwick,        1997     69,130          -                 -             -         200,000           -                 -
CEO,              1996     19,000
Director

Larry Ruff        1998     83,640          -                 -             -               -           -                 -
CEO,              1997     77,330          -                 -             -         266,667           -                 -
Director          1996     72,000

Ron Lewis         1998    142.189          -                 -             -               -           -                 -
Salesperson       1997    162,369          -                 -             -               -           -                 -
                  1996    104,139

--------------- -------- ------------  ---------  ----------------  ------------ --------------- ----------- -----------------

         In 1997 Mr. Southwick was granted options to purchase 200,000 shares at $6.00, Mr. Ruff was granted options to purchase 266,667 shares at $6.00. All are vesting at the rate of one-third per year. Subsequently in 1999, Mr. Southwick was granted options to purchase 600,000 shares at $0.40.

Compensation of Directors

         Currently there is no plan to compensate Directors of the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         During the year ended December 31, 1997, Larry Ruff , former CEO of the Company from 1992 until April of 1999, paid expenses and purchased silver on the Company's behalf totaling $5,846. The note bears interest at a rate of 12% per annum. During the year ended December 31, 1998, an additional $47,000 was loaned to the Company for expenses. Also, during the year ended December 31, 1998, the Company paid Larry Ruff $31,182 towards the note. Accrued interest of $2,497 has been included in the outstanding total of $24,802 as of December 31, 1998.

         During the year ended December 31, 1998, three related shareholders and former Directors of the Company, Reed, Carolyn and Christopher Call, paid expenses on behalf of the Company and loaned the Company silver and cash for a total loan of $212,261. Subsequent to the year ended December 31, 1998, the Company is negotiating to repay this amount with interest at 12% over a three-year period.

                  On April 1, 1997, prior to its acquisition by the Company, Liberty Mint, Inc., secured an SBA loan through First National Bank of Layton in the amount of $210,000. Personal guarantees were required from Larry Ruff, a beneficial owner and former officer and Director of the Company, Howard Ruff, a former beneficial owner, and Creed and Clarene Law. Larry and Howard Ruff received no additional consideration

--------
         (8) Dan Southwick became CEO on April 23rd 1999, prior to this appointment Mr. Southwick served as Senior Vice President for corporate development.

for this guarantee. Creed and Clarene Law, who were already shareholders of Liberty Mint, Inc., received 50,000 shares of Liberty Mint, Inc., class A common stock for their guaranty which was only to continue until 1998 when the loan was due to be paid. When the loan was not paid in 1998, Creed and Clarene Law negotiated with the Company for, and were granted, options for 200,000 shares of Liberty Mint, Ltd. at $0.40 per share (market value at the time) for their continued guarantee of the SBA loan. Because the options were issued at cost, they had no value and were not treated as an expense by the Company.

         During January 1999, the Company authorized the issuance of 750,000 common shares to American Investment Properties at $0.16 per share pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering in exchange for $125,000 in debt owed to American Investment Properties by the Company. At the time of this transaction AIP was the owner of in excess of 5% of the shares of the Company and was an accredited investor. AIP was infusing cash into the Company in early 1999 to keep the Company from having to shut down operations. AIP agreed to take shares of the Company's stock in exchange for the monies given to the Company to keep it in operation.

         Other than as described herein the Company is not expected to have significant further dealing with affiliates. However, if there are such dealings the parties will attempt to deal on terms competitive in the market and on the same terms that either party would deal with a third person. Presently, none of the officers and directors have any transactions which they contemplate entering into with the Company, aside from matters described herein.

ITEM 8.  DESCRIPTION OF SECURITIES

         Common Stock. The Company is presently authorized to issue 25,000,000 shares of no par value Common Stock. The Company presently has 3,778,481 shares issued and outstanding.

         The holders of common stock, and of shares issuable upon exercise of any Warrants or Options, are entitled to equal dividends and distributions, per share, with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares of common stock has a pre-emptive right to subscribe for any securities of the Company nor are any common shares subject to redemption or convertible into other securities of the Company. Upon liquidation, dissolution or winding up of the Company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable. Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of the Company's common stock do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

         Preferred Stock. The Company is presently authorized to issue 10,000,000 shares of no par value Preferred Stock. No shares of Preferred Stock are currently issued and outstanding. Under the Company's Articles of Incorporation, the Board of Directors has the power, without further action by the holders of the Common Stock, to designate the relative rights and preferences of the preferred stock, and issue the preferred stock in such one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the Common Stock or the Preferred Stock of any other series. The issuance of Preferred Stock may have the effect of delaying or preventing a change in control of the Company without further shareholder action and may adversely affect the rights and powers, including voting rights, of the holders of Common Stock. In certain circumstances, the issuance of preferred stock could depress the market price of the Common Stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         In April 1997, the Company's Common Stock was approved for listing on the OTCBB. On June 9, 1997, the Company changed it's name to Liberty Mint, Ltd. During the third quarter of 1999 the trading symbol was changed from LIBY to LBMN. On May 12, 1999, the Company effected a 6 to 1 reverse stock split. Fractional shares were rounded to the nearest whole share.

         The table below sets forth the high and low sales prices for the Company's Common Stock for each quarter of 1997, 1998 and the first three quarters of 1999. All quotes given reflect a 1 for 6 reverse split which the Company effected on May 12, 1999. The quotations below reflect inter-dealer prices, without retail mark- up, mark-down or commission and may not represent actual transactions:

               Quarter           High              Low
               -------           ----              ---
1997           First             $0.00             $0.00
               Second            $0.00             $0.00
               Third             $17.22            $12.00
               Fourth            $16.68            $11.82

               Quarter           High              Low
               -------           ----              ---
1998           First             $15.00            $11.22
               Second            $14.04            $3.36
               Third             $6.18             $1.50
               Fourth            $4.86             $0.36

               Quarter           High              Low
               -------           ----              ---
1999           First             $2.46             $0.54
               Second            $12.00            $1.50
               Third             $5.38             $1.38

         Record Holders. As of November 1, 1999 there were approximately 250 shareholders of record holding a total of 3,778,481 shares of Common Stock. The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.

         Dividends. The Company has not declared any cash dividends since inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the Board of Directors and will depend on the Company's earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit the Company's ability to pay dividends on its Common Stock other than those generally imposed by applicable state law.

ITEM 2.  LEGAL PROCEEDINGS

         The Company is currently not a party to any pending material legal proceeding.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         The Company has had no changes in or disagreements with its accountants in its two most recent fiscal or any later interim period.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         The following is a list of all securities sold by the Company within the last three years including, where applicable, the identity of the person who purchased the securities, title of the securities, and the date sold are outlined below. All shares are adjusted to reflect a 6 to 1 reverse split effected on May 12, 1999

         In March 1997, the Company issued 25,000 shares of common stock at $0.84 per share to Gary McAdam for cash pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering. The Company made this offering based on the following factors: (1) The issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offeree who was issued stock for cash; (3) the offeree did not resell the stock but continued to hold it for at least two years; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and the Company.

         On June 26, 1997, the Company acquired approximately 90% of Liberty Mint, Inc.'s common stock by issuing 620,906 shares of the Company's common stock for 7,450,864 shares of Liberty Mint, Inc.'s common stock in an isolated transaction to a total of 21 investors pursuant to section 4(2) of the Securities Act of 1933. The Company made this offering based on the following factors: (1) The issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were only twenty-one offerees who was issued stock for stock; (3) the offerees did not resell the stock but continued to hold it for at least two years; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

        From July through December of 1997, the Company issued a total of 99,050 shares of its common stock at $7.20 per share pursuant to a Private Placement memorandum dated June 30, 1997. The Company issued the 99,050 shares of its common stock pursuant to Rule 504 under Regulation D of the Securities Act of 1933. The Company issued the 99,050 shares to approximately 40 investors who were given a Private Placement Memorandum and offered the opportunity to inspect the books and records of the Company. Subsequently, from February to April of 1998, the Company issued an addition 7,750 shares of its common stock at $7.20 per share pursuant to the Private Placement memorandum dated June 30, 1997 for the exercise of 7,750 warrants. The Company issued the 7,750 shares of its common stock pursuant to Rule 504 under Regulation D of the Securities Act of 1933. The Company issued the 7,750 shares to 3 investors who were given a Private Placement Memorandum and offered the opportunity to inspect the books and records of the Company. The Company relied on the following facts in determining that Rule 504 Regulation D was available: (a) the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (b) the Company was engaged in the manufacture and sale of minting products and therefore was neither a development stage Company with no specific business plan or purpose nor a Company whose plan was to merge with an unidentified Company; (c) the aggregate offering price did not exceed $1,000,000 and (d) the Company filed a Form D within 15 days of the first sale of the shares subject to the offering.

         In November of 1997, the Company issued 25,000 shares of common stock at $9.00 per share to Bill Wittman, an accredited investor, for cash pursuant to section 4(6) of the Securities Act of 1933 in a private transaction by the Company which did not involve a public offering.

         In February 1998, the Company issued 1,667 shares of common stock to William H. Beatty and 833 shares of common stock, at $12.42 per share, to Nicholas Butsicaris, as compensations for services rendered, pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering. Mr. Beaty and Mr. Butsicaris provided consulting services to the Company which assisted the Company in securing the Signatures Contract with Sony. These services were valued by the Company at $31,050, which value was agreed to by Mr. Beatty and Mr. Butsicaris. The Company made this offering based on the following factors: (1) The issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were only two offerrees who were issued stock for services rendered to the Company; (3) the offerees did not resell the stock but have continued to hold it for twenty two months; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

         On September 11, 1998, the Company issued 396 of Common Shares to purchase 4,752 common shares of its subsidiary Liberty Mint, Inc., pursuant to section 4(6) of the Securities Act of 1933 in a private transaction by the Company which did not involve a public offering.

         In December of 1998, the Company issued 135,834 shares of common stock at $3.60 per share for cash to American Investment Properties ("AIP") for cash, pursuant to section 4(6) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering. At the time of this transaction AIP was an accredited investor, as defined in Rule 215, whose employee, William Schmidt, served on the Board of Directors of the Company. The shares were sold to AIP to provide working capital for the Company for the purpose of allowing operations of the Company to continue.

         In December 1998, the Company issued the 10,000 shares of common stock to Donna O'Dell in exchange for 60,000 ITEX barter credits pursuant to section 4(2) of the Securities Act of 1933 in a private transaction by the Company which did not involve a public offering. The Company guaranteed the value of those shares to be $6.00 per share after one year. If the shares are not valued at $6.00 per share after one year the Company committed to issuing additional shares to Donna O'Dell to bring the total value of all shares issued to Donna O'Dell in this transaction to $60,000.

         On January 18, 1999, the Company issued 6,667 shares of common stock to Donna O'Dell in exchange for 40,000 ITEX barter credits pursuant to section 4(2) of the Securities Act of 1933 in a private transaction by the Company which did not involve a public offering. The Company guaranteed the value of those shares to be $6.00 per share after one year. If the shares are not valued at $6.00 per share after one year the Company committed to issuing additional shares to Donna O'Dell to bring the total value of all shares issued to Donna O'Dell in this transaction to $40,000.

         During January 1999, the Company authorized the issuance of 750,000 common shares to American Investment Properties at $0.16 per share pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering in exchange for $125,000 in debt owed to American Investment Properties by the Company. At the time of this transaction, AIP was the owner of in excess of 5% or the shares of the Company and was an accredited investor. AIP was infusing cash into the Company in early 1999 to keep the Company from having to shut down operations. AIP agreed to take shares of the Company's stock in exchange for the monies given to the Company to keep it in operation.

         On April 6, 1999, the Company issued a total of 2,000,000 shares of its common stock at $0.40 per share pursuant to a Private Placement memorandum and offered to allow the investors to inspect the books and records of the Company. The Company issued the 2,000,000 shares of its common stock pursuant to Rule 504 under Regulation D of the Securities Act of 1933. The Company issued the 2,000,000 shares to 12 accredited investors who were given a Private Placement Memorandum. The Company relied on the following facts in determining that Rule 504 Regulation D was available: (a) the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (b) the Company was engaged in the manufacture and sale of minting products and therefore was neither a development stage Company with no specific business plan or purpose nor a Company whose plan was to merge with an unidentified Company; (c) the aggregate offering price did not exceed $1,000,000 and (d) the Company filed a Form D within 15 days of the first sale of the shares subject to the offering.

         During May 1999, John Pennington, a Director of the Company exercised options to purchase 5,000 shares of the Company's common stock at $.40 per share for total proceeds of $2,000 pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         An officer or director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as an officer or director, except for liability to the Corporation or to its shareholders for monetary damages for (i) acts of omissions which involve intentional misconduct, fraud or knowing violation of law, or (ii) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes.

         Any repeal or modification of the indemnification rights granted to officers and directors of the corporation shall be prospective only, and shall not adversely affect any limitation of the personal liability of an officer or director of the Company for acts or omissions prior to the repeal or modification of the right of indemnification.

PART F/S

The Company's financial statements for the fiscal year ended December 31, 1998 and the interim reports for June 30, 1999 are attached hereto as F-1 through F-35.

                 [THIS SPACE HAS BEEN LEFT BLANK INTENTIONALLY]

                          INDEX TO FINANCIAL STATEMENTS

  Unaudited Interim Financial Reports for the period ending September 30, 1999



Balance Sheet................................................................F-2

Statements of Operations.....................................................F-3

Statements of Cash Flows................................................F-4, F-5

Notes to Interim Financial Statements...................................F-6, F-7

Audited Financial Reports for Year ending December 31, 1998

Cover Page..........................................................
 ............

Table of Contents............................................................F-8

Letter From Auditor..........................................................F-9

Balance Sheet.........................................................F-10, F-11

Statements of Operations....................................................F-12

Statement of Stockholder's Equity....................................F-13 - F-15

Statements of Cash Flows..............................................F-16, F-17

Notes to Financial Statements........................................F-18 - F-35



                 [THIS SPACE HAS BEEN LEFT BLANK INTENTIONALLY]

                       Liberty Mint Ltd. and Subsidiaries
            Consolidated Unaudited Condensed Detailed Balance Sheets
                    For Nine Months Ending September 30, 1999


ASSETS

             Cash                                                       10,459
                   A/R                                                 304,334
                   Allow for Doubtful                                 (156,372)
            Net Accounts Receivable                              $     147,962
                   Inventories                                          68,663
                   Other Current Assets                                      -
                                                                   -----------
      Total Current Assets                                             227,084
      Net Fixed Assets                                                  23,147
      Other Assets                                                      15,600
                                                                   -----------
TOTAL ASSETS                                                     $     265,831
                                                                   ===========


LIABILITIES

             Accounts Payable                                            2,498
             Factoring Advance                                         106,493
             Contingency on Sale of Subsidiary                         374,406
             Wittman Note for Inventory                                246,478
             Short Term Notes Payable                                   11,160
             Contingency on Stock Guarantee                             42,500
             Customer Deposits/Prepayments                             163,027
             Other Current Liabilities                                  34,903
                                                                   -----------
      Total Current Liabilities                                        981,465
                                                                   -----------
             SBA Loan - Layton Bank                                    135,798
                                                                   -----------
      Total Long-Term Liabilities                                      135,798
                                                                   -----------

                                                                   -----------
TOTAL LIABILITIES                                                    1,117,263
                                                                   -----------
SHAREHOLDERS EQUITY

      Preferred stock no par value: 10,000,000 shares
      authorized; No shares issued
      Common stock no par value; 50,000,000 shares authorized;       2,710,126
      3,721,981 shares issued
      Paid in Capital - Beneficial Conversion of NP                    133,333
      Accumulated deficit                                           (3,396,287)
      Notes Receivable-Stockholders                                   (298,604)
                                                                   -----------
TOTAL STOCKHOLDER'S EQUITY                                            (851,433)
                                                                   -----------

TOTAL LIABILITIES AND EQUITY                                     $     265,831
                                                                   ===========


Note #1 During the Annual Audit, a group of inventory items were identified as potentially obsolete, and $150,000 was accrued for in 1998. During the Second quarter of 1999, these items were then reviewed item by item, and the obsolete items were physically removed from inventory, written off and disposed of. The reserve was used to cover most of this write off.


                       Liberty Mint Ltd. and Subsidiaries
            Consolidated Unaudited Condensed Statements of Operations
               For Nine Months Ending September 30, 1999 and 1998


                                                      Nine Months Ended   Nine Months Ended
                                                      September 30, 1999   September 30, 1998

REVENUE
   Total Sales                                         $      153,262    $    3,031,607
   Less: Cost of Goods Sold                                    69,160         1,821,195
                                                         ------------      ------------
GROSS PROFIT                                                   84,102         1,210,411

OPERATING EXPENSES

   Bad debt expense                                         2,331,112                 -
   General and Administrative                                 371,128           993,035
                                                         ------------      ------------
TOTAL OPERATING EXPENSE                                     2,702,240         1,593,520
                                                         ------------      ------------
NET OPERATING INCOME (LOSS)                                (2,618,138)         (383,108)

TOTAL OTHER INCOME AND EXPENSE                                134,991           173,520
                                                         ------------      -------------
NET INCOME (LOSS) BEFORE TAXES                         $   (2,753,129)   $     (556,629)

DISCONTINUED OPERATIONS

   (Loss) From operation of discontinued minting       $     (643,088)   $     (372,344)
   & foundry subsidiary
TOTAL LOSS                                                 (3,396,217)         (556,629)
                                                         ============      =============

   LOSS PER COMMON SHARE

        Continuing operations                                  (1.21)             (0.23)
       Discontinued operations                                 (0.28)             (0.47)
                                                         ------------      -------------
              Loss per Common Share                           (1.49)              (0.70)
                                                         ============      =============


                                        Liberty Mint Ltd. and Subsidiaries
                       Consolidated Unaudited Condensed Statements of Cash Flows (continued)
                                For Nine Months Ending September 30, 1999 and 1998


                                                                   ---------------------      ------------------
                                                                        1999 Q3 Y-T-D           1998 Q3 Y-T-D
                                                                   ---------------------      ------------------
Cash Flows Provided by Operating Activities
     Net Loss                                                    $         (3,396,217)       $       (556,629)
                                                                       ---------------        ---------------
     Adjustments to reconcile net loss to
      net cash used in operating activities:

         Depreciation and Amortization                                               -                 35,902
        Non-cash expenses                                                      450,622                 41,403
        Bad debt expense                                                     2,331,112                 22,554
        Changes in assets and liabilities
         (Increase) in accounts receivable                                    (147,962)               (90,214)
         (Increase) decrease in inventory                                      (68,663)               107,401
         (Increase) decrease in prepaid in
              prepaid expenses                                                       -                (50,204)
        Decrease in receivable from subsidiary                                       -
        Increase (decrease) in accounts payable                                  2,498                (25,974)
        Increase (decrease) in inventory liabilities                                 -                (46,295)
        Increase (decrease) in factoring advances                              106,493                 99,934
        Increase (decrease) in accrued   expenses                                    -                364,959
        Increase (decrease) in customer deposits                                     -               (243,205)
                                                                   -------------------        ----------------
                            Total Adjustments                                2,674,100                216,261
                                                                   -------------------        ----------------
Net Cash Provided (Used) by Operating
   Activities                                                                 (722,117)              (340,368)
                                                                   -------------------        ----------------
Cash Flows Provided by Investing Activities:

     (Purchases)/ Sale of property and equipment                                     -                  8,170
     (Purchase) sale of US treasury bonds, net                                   4,857                 41,654
     Issuance (receipt) from notes receivable                                        -                (74,398)
                                                                   -------------------        ----------------
         Net Cash (Used) by Investing Activities                                 4,857                (24,574)
                                                                   -------------------        ----------------



                                           Liberty Mint Ltd. and Subsidiaries
                          Consolidated Unaudited Condensed Statements of Cash Flows (continued)
                                   For Nine Months Ending September 30, 1999 and 1998


                                                                  1999 Q3 Y-T-D      1998 Q3 Y-T-D
                                                                ----------------  -----------------
Cash Flows Provided by Financing Activities

          Proceeds from notes payable - related party                     -             305,859
          Payments on note payable                                        -             (16,568)
          (Decrease) in capital lease obligations                         -              (8,250)
          Proceeds from common stock Issuance                       645,496              31,764
          Purchase of subsidiary stock                                    -              (8,078)

         Net Cash Provided by Financing Activities                  645,496             304,727
                                                                 ----------         -----------

   Net Increase (Decrease) in Cash and Cash
   Equivalents                                                      (71,764)            (60,214)

          Cash and Cash Equivalents at Beginning
             of Period                                               82,223              82,815
                                                                 -----------        -----------

   Cash and Cash Equivalents at End of Period                        10,459              22,601
                                                                 ----------         -----------








                       See Notes to Financial Statements.

                   Notes to consolidated financial statements
                       Liberty Mint, Ltd. and subsidiaries
                                    unaudited
                               September 30, 1999


NOTE A - BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, the unaudited condensed consolidated financial statements contain all adjustments consisting only of normal recurring accruals considered necessary to present fairly the Company's financial position at September 30, 1999, the results of operations for the nine month periods ended September 30,1999 and 1998, and cash flows for the nine months ended September 30, 1999 and 1998. The results for the period ended September 30, 1999, are not necessarily indicative of the results to be expected for the entire fiscal year ending December 31, 1999.

NOTE B - EARNINGS (LOSS) PER SHARE

The Following represents the calculation of earnings (loss) per share:


                                                           For the nine months ended
                                                September 30, 1999        September 30, 1998
Net income from Continuing Operations          $   (2,753,130.00)        $   (184,285.00)

(Loss) From operation of discontinued          $     (643,088.00)        $   (372,344.00)
        minting & foundry subsidiary

Total Net Income (Loss)                        $   (3,396,217.00)        $   (556,629.00)
                                                 ================      =================

Weighted average number of

         Common Shares                                 2,278,974                 792,225

Loss per common share

          Continuing Operations                $           (1.21)        $         (0.23)
          Discontinued Operations              $           (0.28)        $         (0.47)

               Loss per Common Share           $           (1.49)        $         (0.70)


NOTE C

During September 1999, the Company discontinued Liberty Mint, Inc., its Minting & Foundry operation, by selling the subsidiary to an unrelated party for the amount of $25. All revenues and expenses associated with this business have been netted and reclassified as discontinued operations on the income statement for all periods presented. Revenue for the years ended Sept 30, 1999 and Sept 30, 1998 relating to these operations were $4,021,175 and $2,940,630, respectively.

                       Liberty Mint, Ltd. and subsidiaries
                                    unaudited

                               September 30, 1999

NOTE D

The Terms of the Sale of Liberty Mint, Inc. to Calbear Gas are as follows:
The Price was $25.00 paid in cash. Liberty Mint, LTD has accepted certain fiduciary responsibilities, including 1) Unpaid federal and state payroll taxes, and 2) The refund of monies paid to Liberty Mint, Inc. for silver bullion which had not been delivered, as of the date of sale. These responsibilities are estimated at $374,406 which were set up as a Contingency on the Sale of Subsidiary. The Interim financial statements have been prepared in accordance with APB 30, paragraphs 8 and 9.

NOTE E

The terms of the Wittmann Note for Inventory of $246,478 are as follows:
The Note is for the principle amount of $200,000, bearing interest at the rate of 12% per annum. It was entered into on November 21, 1997 and is payable in full on November 18, 2000. At the option of the note holder, principle and accrued interest are convertible to restricted common stock of Liberty Mint, LTD., at the rate of 60% of the closing bid on the day prior to conversion.

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)
                        CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997








                         PRITCHETT, SILER & HARDY, P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)
                        CONSOLIDATED FINANCIAL STATEMENTS

                                    CONTENTS

                                                                        PAGE

        --   Independent Auditor's Report                                   F-9


        --   Consolidated Balance Sheets, December 31,
               1998 and 1997                                          F-10, F-11

        --   Consolidated Statements of Operations,
               for the years ended December 31, 1998
               and 1997                                                     F-12


        --   Consolidated Statement of Stockholders'
               (Deficit) for the years ended
               December 31, 1998 and 1997                            F-13 - F-15


        --   Consolidated Statements of Cash Flows,
               for the years ended December 31, 1998
               and 1997                                               F-16, F-17


        --   Notes to Consolidated Financial Statements              F-18 - F-35

                 [Letterhead of PRITCHETT, SILER & HARDY, P.C.]






                          INDEPENDENT AUDITOR'S REPORT

Board of Directors

LIBERTY MINT, LTD. AND SUBSIDIARY
(formerly Hana Acquisitions, Inc.)
Provo, Utah

We have audited the accompanying consolidated balance sheets of Liberty Mint, Ltd. (formerly Hana Acquisitions, Inc.) and Subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' (deficit) and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Liberty Mint Ltd. (formerly Hana Acquisitions, Inc.) and Subsidiary as of December 31, 1998 and 1997 and the consolidated results of their operations and their cash flows for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has current liabilities in excess of current assets and has a stockholders' (deficit), raising substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.



PRITCHETT, SILER & HARDY, P.C.

  /s/ Pritchett, Siler & Hardy

April 26, 1999
Salt Lake City, Utah


                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)
                           CONSOLIDATED BALANCE SHEETS
                                     ASSETS


                                                                       December 31,
                                                                 -------------------------
                                                                1998             1997
                                                            -----------       -----------

CURRENT ASSETS:

     Cash and cash equivalents                            $    82,223     $     82,815
     U.S. Treasury bonds, trading                               4,857           11,067
     Accounts receivable, less allowance for doubtful
       accounts of $168,609 and $49,022                       171,743          270,146
     Inventory                                                250,124          417,083
     Prepaid expenses                                          34,198          110,812
     Current portion of notes receivable                            -           13,939
                                                           ----------      -----------
                  Total Current Assets                        543,145          905,862
                                                           ----------      -----------

PROPERTY AND EQUIPMENT, net                                    94,804          135,569
                                                           ----------      -----------

OTHER ASSETS:

     Goodwill, net-                                           176,763
     Other assets 22,581                                       22,714
                                                           ----------      -----------
                  Total Other Assets                           22,581          199,477
                                                           ----------      -----------
                                                          $   660,530     $  1,240,908
                                                           ----------      -----------








                                   [Continued]


                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)
                           CONSOLIDATED BALANCE SHEETS
                                   [Continued]

                     LIABILITIES AND STOCKHOLDERS' (DEFICIT)

                                                                    December 31,
                                                               1998              1997
                                                            -----------      -----------

CURRENT LIABILITIES:

     Inventory liabilities                               $         -     $      51,917
     Accounts payable                                        406,763           306,522
     Factoring advances                                        4,730            85,095
     Accrued expenses                                        440,290           177,858
     Allowance for sculpture repurchases                     100,000           100,000
     Customer deposits                                       407,206           442,566
     Notes payable - related party                           437,063           226,032
     Current portion of notes payable                         27,932            28,543
     Current portion of capital lease obligation              21,641             9,206
                                                          ----------       -----------
                  Total Current Liabilities                1,845,625         1,427,739

LONG-TERM OBLIGATIONS:

     Notes payable, less current portion                     155,824           183,756
     Capital lease obligation, less current portion           40,294            36,826
                                                          ----------       -----------
                  Total Long-Term Obligations                196,118           220,582
                                                          ----------       -----------
                  Total Liabilities                        2,041,743         1,648,321
                                                          --------         ---------

COMMITMENTS AND CONTINGENCIES

  [See Note 17]   -                                                -

CLASS A PREFERRED STOCK OF SUBSIDIARY:
     No par value, 2,000,000 shares authorized,
     469,978 and 469,978 shares issued
     and outstanding                                         159,792           159,792
                                                          ----------       -----------
STOCKHOLDERS' (DEFICIT):

     Preferred Stock, no par value, 10,000 shares
       authorized, no shares issued and outstanding                -                 -
     Common stock, no par value, 25,000,000
       shares authorized, 943,103 and 786,623
       shares issued and outstanding                       3,798,277         3,051,552
     Retained (deficit)                                   (5,339,282)       (3,618,757)
                                                          ----------       -----------
                  Total Stockholders' (Deficit)           (1,541,005)         (567,205)
                                                          ----------       -----------
                                                         $   660,530     $   1,240,908
                                                          ----------       -----------




                 The accompanying notes are an integral part of
                          these financial statements.


                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)
                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                       For the Years Ended
                                                                          December 31,
                                                                   --------------------------
                                                                     1998                  1997
                                                                 -------------       ------------
SALES, net of returns and discounts                          $        4,430,950    $       3,022,721

COST OF GOODS SOLD                                                    3,750,357            2,279,066
                                                                 --------------        -------------
GROSS PROFIT                                                            680,593              743,655
                                                                 --------------        -------------
OPERATING EXPENSES:

      Selling expense                                                   990,296            1,092,066
      General and administrative                                      1,287,765            1,383,919
      Other operating expense                                            66,698              132,594
      Write-off of notes receivable - related party                           -              229,228
                                                                 ---------------       -------------
           Total Operating Expenses                                   2,344,759            2,837,807
                                                                 ---------------       -------------
LOSS FROM OPERATIONS                                                 (1,664,166)          (2,094,152)
                                                                 ---------------       -------------
OTHER INCOME (EXPENSE):

      Interest expense                                                  (89,312)             (55,424)
      Interest and other income                                          33,080               95,979
      Unrealized gain (loss) on
        trading securities                                                 (127)                  85
                                                                 ---------------       -------------
           Total Other Income (Expense)                                 (56,359)              40,640
                                                                 ---------------       -------------
LOSS FROM CONTINUING OPERATIONS

  BEFORE INCOME TAXES                                                (1,720,525)          (2,053,512)

CURRENT TAX EXPENSE                                                                                -

DEFERRED TAX EXPENSE                                                                               -
                                                                 ---------------       -------------
NET LOSS   $                                                         (1,720,525)      $   (2,053,512)
                                                                 ---------------       -------------
LOSS PER COMMOM SHARE                                        $            (2.15)   $          (4.75)
                                                                ----------------      --------------










                 The accompanying notes are an integral part of
                          these financial statements.

                                                        LIBERTY MINT, LTD. AND SUBSIDIARY
                                                       (formerly Hana Acquisitions, Inc.)
                                                CONSOLIDATED STATEMENT OF STOCKHOLDERS' (DEFICIT)
                                                  FOR THE YEARS ENDED DECEMBER 31, 1998, and 1997


                                                       Class A
                                               Preferred Stock of Subsidiary   Preferred Stock       Common Stock
                                                                                                                         Accumulated
                                                Shares          Amount        Shares     Amount     Shares      Amount     (Deficit)
                                                ----------     ----------   --------  ---------  ---------   ---------   ----------
BALANCE, December 31, 1996                        469,978    $  159,792         -     $    -      16,667           200    $    (200)


Issuance of 25,000 shares common stock
  for cash at $0.84 per share, March 1997             -             -           -          -      25,000        21,000            -

Issuance of 620,906 shares common stock
  to purchase a 90% interest in Liberty
  Mint, Inc., June 1997                               -             -           -          -     620,906     2,056,596   (1,565,045)

Issuance of 99,050 shares common stock
  in a 504D offering for cash at $7.20
  per share, June 1997                                -             -           -          -      99,050       713,162            -

Issuance of 25,000 shares common stock
  for cash at $9.00 per share, November 1997          -             -           -          -      25,000       225,000            -







                                   [Continued]


                                                        LIBERTY MINT, LTD. AND SUBSIDIARY
                                                       (formerly Hana Acquisitions, Inc.)
                                                CONSOLIDATED STATEMENT OF STOCKHOLDERS' (DEFICIT)
                                                  FOR THE YEARS ENDED DECEMBER 31, 1998, and 1997
                                                                   [Continued]


                                                             Class A
                                              Preferred Stock of Subsidiary   Preferred Stock        Common Stock
                                                                                                                         Accumulated
                                                   Shares       Amount      Shares      Amount     Shares     Amount      (Deficit)
                                                ----------    ----------  ----------  ----------  --------  ----------    ----------
Repurchase of 13,725 shares of Liberty
  Mint, Inc. at $2.04 per share, December
  1997                                                  -             -         -           -         -        (28,000)           -

Compensation for stock options granted                  -             -         -           -         -         63,594            -

Net loss for the year ended December 31,
  1997                                                  -             -         -           -         -           -      (2,053,512)
                                                ----------    ----------  ----------  ----------- ---------  ----------  -----------
BALANCE, December 31, 1997                              -   $         -     469,978   $   159,792   786,623  3,051,552  $(3,618,757)
                                                ----------    ----------  ----------  ----------- ---------  ----------  -----------
Issuance of 2,500 shares common stock
  for services at $12.42 per share,
  February 1998                                         -             -           -           -       2,500     31,050            -

Issuance of 7,750 shares common stock
  in a 504D offering for cash at $7.20
  per share, April 1998                                 -             -           -           -       7,750     55,800            -

Issuance of 396 shares common stock
  to purchase 4,752 shares of Liberty
  Mint, Inc. at $.51 per share,
  November 1998                                         -             -           -           -        396         203            -

[Continued]


                                                        LIBERTY MINT, LTD. AND SUBSIDIARY
                                                       (formerly Hana Acquisitions, Inc.)
                                                CONSOLIDATED STATEMENT OF STOCKHOLDERS' (DEFICIT)
                                                  FOR THE YEARS ENDED DECEMBER 31, 1998, and 1997
                                                                  [Continued]



                                                     Class A
                                            Preferred Stock of Subsidiary    Preferred Stock         Common Stock
                                                                                                                         Accumulated
                                                Shares         Amount       Shares       Amount     Shares     Amount      (Deficit)
                                                ----------   ----------  ----------    ---------- ----------  ----------  ----------
Issuance of 135,834 shares common stock
  for cash at $3.60 per share, December
  1998                                             -              -           -             -      135,834     489,000         -

Issuance of 10,000 shares common stock
  for services at $6.00 per share, December
  1998                                             -              -           -             -       10,000      60,000         -

Repurchase of 3,960 shares of Liberty
  Mint, Inc. at $2.04 per share, December
  1998                                             -              -           -             -          -        (8,078)        -

Compensation for stock options granted             -              -           -             -          -       182,344         -

Net loss for the year ended December 31,
  1998                                             -              -           -             -          -           -     (1,720,525)
                                               -----------   ----------- -----------   ----------- --------  ----------  ----------
BALANCE, December 31, 1998                              -             -     469,978   $   159,792  943,103   3,798,277  $(5,339,282)
                                               -----------   ----------- -----------   ----------- --------  ----------  ----------




                          The accompanying notes are an
                   integral part of this financial statement.


                                LIBERTY MINT, LTD. AND SUBSIDIARY
                                (formerly Hana Acquisitions, Inc.)
                              CONSOLIDATED STATEMENTS OF CASH FLOWS
                          Increase (Decrease) in Cash and Cash Equivalents


                                                                        For the Years Ended
                                                                           December 31,
                                                                        ------------------------
                                                                       1998            1997
                                                                    -----------      -----------

Cash Flows Provided by Operating Activities:
     Net loss                                                        (1,720,525)  $   (2,053,512)
                                                                    -----------      -----------
     Adjustments to reconcile net loss to net cash used
               by operating activities:
       Depreciation and amortization                                    250,461          242,853
       Non-cash expenses                                                121,386          361,279
       Additional compensation expense recorded
         in accordance with APB Opinion No. 25                          118,750           63,594
       Bad debt expense                                                 118,075          109,880
       Reserve for obsolete inventory                                         -          150,000
       Changes in assets and liabilities:
         (Increase) in accounts receivable                              (19,672)        (213,048)
         (Increase) decrease in inventory                               136,959         (395,349)
         (Increase) decrease in prepaid expenses                         76,614          (22,067)
         Increase in accounts payable                                   100,241           60,078
         (Decrease) in inventory liabilities                            (51,917)         (20,852)
         Increase (decrease) in factoring advances                      (80,365)          85,095
         Increase in allowance for sculpture repurchases                      -          100,000
         Increase in accrued expenses                                   262,432           59,374
         Increase (decrease) in customer deposits                       (35,360)         212,098
                                                                    -----------      -----------
              Total Adjustments                                         997,604          792,935
                                                                    -----------      -----------
              Net Cash (Used) by Operating Activities                  (722,921)      (1,260,577)
                                                                    -----------      -----------
Cash Flows Provided by Investing Activities:

     Purchases of property and equipment                                (63,063)         (66,493)
     Payment of refundable deposits                                           -           (1,285)
     (Purchase) sale of US treasury bonds, net                            6,210          (11,067)
     Issuance (receipt) from notes receivable                            13,939          (13,939)
                                                                    -----------      -----------
              Net Cash (Used) by Investing Activities                   (42,914)         (92,784)
                                                                    -----------      -----------
Cash Flows Provided by Financing Activities:

     Payments on line of credit                                              -          (260,000)
     Proceeds from notes payable - related party                        437,063          440,513
     Payments on note payable                                          (219,542)               -
     Payments on capital lease obligations                              (11,000)         (16,344)
     Proceeds from common stock Issuances                               544,800        1,234,162
     Purchase of subsidiary stock                                        (8,078)         (28,000)
     Stock Offering Cost                                                     -           (58,182)
                                                                    -----------      -----------
              Net Cash Provided by Financing Activities                 743,243        1,312,149
                                                                    -----------      -----------



                                   [Continued]

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                Increase (Decrease) in Cash and Cash Equivalents

                                   [Continued]


                                                                        For the Years Ended
                                                                           December 31,
                                                                     ------------------------
                                                                          1998            1997
                                                                     -----------      -----------
Net Increase (Decrease) in Cash and Cash Equivalents              $        (592)  $      (41,212)

Cash and Cash Equivalents at Beginning of Period                         82,815          124,027
                                                                     -----------      -----------
Cash and Cash Equivalents at End of Period                        $      82,223   $       82,815
                                                                    ============      ===========

Supplemental Disclosures of Cash Flow Information:
     Cash paid during the period for:
       Interest                                                   $      16,160   $       16,920
       Income taxes                                               $           -   $            -



Supplemental Disclosures of Non-Cash Investing and Financing Activities:
     For the year ended December 31, 1998:
         The Company entered into a capital lease for equipment valued at $26,903.

         The Company issued a total of 12,500 shares of common stock in exchange for services rendered, valued at $91,050.

     For the year ended December 31, 1997:

         The Company entered into a capital lease for equipment valued at $46,032.

         The Company wrote-off notes receivable and corresponding accrued interest, for service agreements valued at $229,228, as bad debt; due to the value of services being valued at $0 as of December 31, 1997.

         The Company set up a $100,000 reserve for sculpture repurchases.



                 The accompanying notes are an integral part of
                          these financial statements.

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Business and Basis of Presentation - The consolidated financial statements include the accounts of Liberty Mint, LTD. (a Colorado corporation incorporated March 13, 1990, formerly Hana Acquisitions, Inc., a shell entity with no operations) [Parent], which is engaged in the manufacturing and marketing of precious metal coins, medallions, and other collectibles through its 90% owned subsidiary Liberty Mint, Inc. (a Utah Corporation Incorporated March 1, 1989) [Subsidiary]. The Company's principal markets are geographically disbursed throughout the United States. The Subsidiary also had foreign sales of approximately $58,436 and $6,476 for the years ended December 31, 1998 and 1997, respectively.

     Consolidation - On June 23, 1997, the Subsidiary acquired all of the outstanding stock of Liberty Mint Marketing, Inc. (A Nevada Corporation incorporated February 13, 1997) by issuing two shares of the Subsidiary's common stock for one share of Liberty Mint Marketing, Inc.'s common stock and Liberty Mint Marketing. Inc. (A Nevada Corporation) was effectively dissolved. On June 24, 1997, the Parent acquired a majority interest (approximately 90%) of the Subsidiary's common stock by issuing 620,906 shares of the Parent's common stock for 7,450,864 shares of the Subsidiary's common stock. The aquisition was accounted for as a recapitalization of the Subsidiary as the sharholders of the Subsidiary controlled the combined Company after the acquisition. There was no adjustment to the carrying values of the assets or liabilities of the Parent or Subsidiary as a result of the recapitalization. The merger has been accounted for as a reverse merger; accordingly, the Subsidiary is treated as the purchaser in the transaction. During 1997, the Parent purchased an additional 82,353 shares of the Subsidiary's common stock for $28,000. Also, during 1998, the Parent purchased an additional 28,510 shares of the Subsidiary's common stock for $8,078 in cash and by issuing 396 shares of its common stock at $.34 per share. During 1998, the Company incorporated the wholly owned subsidiary Liberty Mint Marketing, Inc. (a Utah corporation). The consolidated financial statements include the accounts of the Parent and the Subsidiary. All significant intercompany transactions between Parent and Subsidiary have been eliminated in consolidation.

     Minority Interest - The Parent owns a 90% interest in the Subsidiary Liberty Mint, Inc. No minority interest has been recorded as the losses applicable to minority interest on the Subsidiary exceed the minority interest in the equity capital of the Subsidiary, in accordance with Accounting Research Bulletin 51 paragraph 15, and as the Subsidiary's liabilities exceed assets and the Company has experienced losses from the date of the merger.

     U.S. Treasury Bonds - The Company accounts for investments in debt and equity securities in accordance with Statement of Financial Accounting Standard (SFAS) 115, "Accounting for Certain Investments in Debt and Equity Securities". Under SFAS 115 the Company's treasury bonds (debt securities) have been classified as trading securities and are recorded at fair market value (See Note 4).

     Accounts Receivable - The Company factors their accounts receivable with a financial institution at 85% with full recourse. During the years ended December 31, 1998 and 1997, the Company received $704,623 and $123,803, respectively, from factoring accounts receivable. At December 31, 1998 and 1997, $4,730 and $85,095, respectively, have been received from factoring accounts receivable and are presented as a liability as the underlying accounts receivable have not been collected.

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

     Inventories - Inventories at December 31, 1998 and 1997, consist of silver, gold, other metals, and supplies. Silver and gold inventories are stated at market value. Other metals, and supplies are stated at the lower of cost or market using the first-in, first-out method (See Note 6).

     Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires an asset and liability approach for accounting for income taxes (See Note 12).

     Advertising   Expense  -  Advertising   costs  are  expensed  as  incurred.
     Advertising expense amounted to $159,096 and $142,334 for the years ended December 31, 1998 and 1997, respectively.

     Property and Equipment - Property and equipment are stated at cost. Expenditures for repairs and maintenance are charged to operating expense as incurred. Expenditures for additions and betterments that extend the useful lives of property and equipment are capitalized, upon being placed in service. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is included in operations.

     Depreciation - Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the assets ranging from three to ten years. Leasehold improvements are amortized over the lease period or the estimated useful life of the improvements, whichever is less.

     Customer Silver Held on Account - Inventories held for customers on account are recorded as liabilities at market value (See Note 2, 6 and 17).

     Allowance for Sculpture Repurchases - The Company provides an allowance for sculptures purchased by customers, which may be repurchased from the customer under certain circumstances where the Company has an unconditional repurchase agreement with the Customer. The amount of the allowance is based upon probable future returns that can be reasonably estimated (See
     Note 17).

     Loss Per Share - Effective for the year ended December 31, 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share," which requires the Company to present basic earnings
     (loss) per share and dilutive earnings per share when the effect is dilutive, instead of simple and fully diluted earnings per share. The computation of loss per share is based on the weighted average number of shares outstanding during the period presented. There was no effect on the financial statements for the change in accounting principle (See Note 11).

     Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

     Stock Based Compensation - The Company accounts for its stock based compensation in accordance with Statement of Financial Accounting Standard 123 "Accounting for Stock-Based Compensation". This statement establishes an accounting method based on the fair value of equity instruments awarded to employees as compensation. However, companies are permitted to continue applying previous accounting standards in the determination of net income with disclosure in the notes to the financial statements of the differences between previous accounting measurements and those formulated by the new accounting standard. The Company has adopted the disclosure only provisions of SFAS No. 123, accordingly, the Company has elected to determine net income using previous accounting standards.

     Reclassifications - The financial statements for all years prior to December 31, 1998 have been reclassified to conform to the headings and classifications used in the December 31, 1998 financial statements.

     Restatement - The financial statements for all periods presented have been restated to reflect the 6 to 1 reverse stock split subsequent to the year ended December 31, 1998 (See Note 20).

     Revenue Recognition - Revenue is recognized when the product is shipped.

     Preferred Stock of Subsidiary - Class A preferred stock has preference over all shares of common stock of the Subsidiary in the event of liquidation, such that the holders of preferred stock receive by way of liquidating distributions the value of their initial investment, plus accumulated dividends with the balance of any Subsidiary assets to be divided pro rata among the holders of common stock. Preferred stock also has voting rights on par with common stock.

     Cumulative preferred dividends began to accrue on October 10, 1996 at the rate of 10 percent annual interest, based on the total purchase price of the preferred stock; such dividends were to be paid in monthly payments beginning April 10, 1997, as follows: (a) dividend obligations accumulated on the purchase price from the period October 10, 1996 to April 10,1997 shall be payable in equal monthly installments over an 18 month period beginning April 10, 1997 and ending October 10, 1998 (said accumulated dividends shall not be subject to further interest charges after April 10,
     1997) and (b) dividends accruing and owed on the purchase price after April 10, 1997 will be paid monthly beginning April 10, 1997. At December 31, 1998 and 1997 the Company had $19,974 and $3,994 in accrued dividends payable. During 1998 and 1997, the Company paid $0 and $15,979 in dividends and $0 and $0 in accrued interest, respectively.

     Recently Enacted Accounting Standards - Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income", SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS No. 134, "Accounting for Mortgage-Backed Securities..." were recently issued. These accounting standards have no current applicability to the Company or their effect on the financial statements would not have been significant.

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

     Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated by management.

     Goodwill - Goodwill represents the excess cost of the purchasing Liberty Mint Marketng, Inc. (A Nevada Corporation) over the fair market value of the assets at the date of acquisition, and is being amortized on the straight-line method of 1 year. Amortization expenses charged to operations for 1998 and 1997 was $176,763 and $132,573 [See Note 14].

NOTE 2 - GOING CONCERN

     The Company has incurred significant losses during 1998 and 1997, has current liabilities in excess of current assets of $1,302,480 at December 31, 1998, and has a stockholders' (deficit) of $1,541,005. As of December 31, 1998 and 1997, the Company held customer deposits in the amount of $407,206 and $442,566, respectively, and has taken silver and gold for various commitments to produce product. As of December 31, 1998 and 1997, the Company had silver commitments in excess of the amount of silver on hand in the amount of $247,893 and $16,463. As of December 31, 1998, the company does not have the ability to produce the prepaid product, committed product, or return the silver or gold without additional funds provided through loans and/or through additional sales of its common stock (See Note
     17). These items raise substantial doubt about the ability of the Company to continue as a going concern.

     Management's plans in regards to these matters are as follows:

         Management is proposing to raise necessary additional funds not provided by operations through loans and/or through additional sales of its common stock. Management believes that it can improve operations, refinance debt, convert debt to equity, and reduce expenses. Management believes that a combination of these efforts will be necessary to continue as a going concern.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to obtain additional financing, establish profitable operations or realize its plans.

NOTE 3 - OTHER ASSETS

     Other assets consist of loan guarantee fees and refundable deposits on capital leases. The loan guarantee fees at December 31, 1997 have a cost basis of $24,000 and are being amortized over the term of the loan expiring in 1998. During the year ended December 31, 1998, the loan guarantee fees were fully expensed and both the asset and accumulated amortization were removed from the books. Amortization expense for the years ended December 31, 1998 and 1997 amounted to $22,714 and $2,571, respectively. The refundable deposits are being carried at cost of $7,499 and $1,285 for the years ended December 31, 1998 and 1997, respectively.

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 3 - OTHER ASSETS [Continued]

     The Company has entered into agreements to produce silver products for the contracted spot price of silver at the date of the agreement. The Company is exposed to the risk of fluctuation in the market price of silver at the date production begins versus the contracted spot price. At December 31, 1998, the market price of silver was less than the contract price, leaving the Company a $15,082 positive fluctuation that has been included in other assets.

NOTE 4 - U.S. TREASURY BONDS

     The following is a summary of the Company's investment in 22 US treasury bonds as trading securities at December 31, 1998:

                 Date           Maturity                             Market
               Acquired           Date              Cost             Value
                ----------       ----------        ----------      ----------
               12/31/98         8/15/2027      $       4,984    $      4,857
                                                   ----------      ----------
                                               $       4,984    $      4,857
                                                  -----------     -----------

     The Company has purchased these U.S. Treasury bonds with the intention to be sold with the sculptures at cost. During December 31, 1998 and 1997, the Company recognized an unrealized gain (loss) of $(127) and $85, respectively, and included these amounts in continuing operations.

NOTE 5 - PROPERTY AND EQUIPMENT

     The following is a summary of property and equipment - at cost, less accumulated depreciation and amortization as of December 31, 1998 and 1997:

                                                      1998               1997
                                                   -----------        ----------
         Production and refining equipment         $    348,619     $   346,126
         Office equipment                               176,747         146,307
         Leasehold improvements                          30,885          30,885
         Coin dies                                       47,768          47,768
                                                   -------------     -----------
                                                        604,019         571,086
              Less: accumulated depreciation
                          and amortization             (509,215)       (435,517)
                                                   -------------     ----------
                                                         94,804    $    135,569
                                                  --------------     ----------

     Of the office equipment, $72,935 in 1998 and $46,032 in 1997 is financed with capital leases (See Note 10) with related accumulated depreciation of $4,097 and $0, respectively. Depreciation and amortization expense for the years ended December 31, 1998 and 1997, amounted to $73,698 and $107,709, respectively.

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 6 - INVENTORIES

     Inventories consist of the following at December 31:

                                                            1998                               1997
                                                     -------------------                -------------------
                                                   Troy                               Troy
                                                  Ounces             Value           Ounces             Value
                                                ----------        ----------       ----------        ----------
     Total silver inventory                          12,396           62,475            49,186          308,886
     Silver on lease                                      -                -            (3,546)         (22,269)
     Silver held on account                         (60,323)        (304,027)          (45,755)        (287,341)
                                                  ----------        ----------       ----------        ----------
              Net silver liability                  (47,927)        (241,552)             (115)            (724)
                                                  ----------        ----------       ----------        ----------
     Total gold inventory                                72           20,749                12            3,519
     Gold held on account                               (94)         (27,090)              (66)         (19,258)
                                                  ----------        ----------       ----------        ----------
              Net gold liability                        (22)          (6,341)              (54)         (15,739)
                                                  ----------        ----------       ----------        ----------
              Combined net silver and
                gold liability                      (47,949)        (247,893)             (169)         (16,463)
                                                  ----------        ----------       ----------        ----------
     Other inventories:
              Consignment inventory                                        -                              7,307
              Other metals inventory                                 178,641                             60,546
              Accessories inventory                                  100,828                            163,425
              Sculptures finished goods                               37,431                             23,400
              Reserve for obsolescence                              (150,000)                          (150,000)
                                                                  ----------                         ----------
              Total other inventories                                166,900                            104,678
                                                                  ----------                         ----------
                           Total inventories                         250,124                            417,083
                                                                  -----------                        -----------



     At December 31, 1998 and 1997, the Company is exposed to the risk of fluctuation in the market price of silver and gold on its uncovered liability of 47,927 and 115 troy ounces of silver and 22 and 54 troy ounces of gold, respectively. Gains and losses from the fluctuation in the market price of precious metals are recognized in the cost of goods sold account as they occur.

     The Company has applied silver and gold inventories toward silver and gold liabilities in the following order of preference:

                          Silver Inventory                    Gold Inventory
                           -------------                      -------------
                         Silver on lease                   Gold held on account
                         Silver held on account            Customer deposits
                         Customer deposits

     At December 31, 1998 and 1997, the Company's gold and silver inventories are not adequate to meet silver on lease, inventories held on account, and customer deposits.

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 7 - NOTES RECEIVABLE - RELATED PARTY

     On March 1, 1989, the Subsidiary assumed all the assets and liabilities of Liberty Mint (a general partnership); liabilities exceeded the fair market value of assets by $848,810 at that date. In consideration, the Subsidiary accepted notes receivable from the former partners (now stockholders) for the amount of the excess. The notes were receivable in total annual installments of $114,680, which were paid through service agreements with the former partners. The notes were unsecured, accrued interest at 9.14% through December 31, 1996. During the year ended December 31, 1997, the Company determined that the future benefits from the service agreements were of no value and the notes receivable with the corresponding interest on the notes were fully expensed.

NOTE 8 - ACCRUED LIABILITIES

     The following is a summary of accrued liabilities as of December 31, 1998 and 1997:

                                                       1998            1997
                                                  -------------    -------------
           Payroll costs                        $      106,756     $  101,252
           Accrued interest                             27,251          6,210
           Preferred dividend payable                   19,974          3,994
           Bonds payable                                81,551         66,402
           Sculpture payable                            94,320              -
           Royalties payable                            35,241              -
           Advances payable                             75,197              -
                                                   ------------    ------------
                                                $      440,290     $  177,858
                                                   ------------    ------------


     Royalties Payable -The Company was also committed to pay $30,000 in royalties by January 1998 for a specific project. As of December 31, 1998, the Company has paid the obligation in full.

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 9 - LONG-TERM OBLIGATIONS


     The following is a summary of long-term debt,  which includes notes payable to related parties, as of December 31, 1998 and 1997:
                                                                    1998           1997
                                                                 ----------     -----------
         Loan payable to a bank with monthly payments of
           $3,596, interest at prime plus 2.75%, due April 1,
           2004,  secured  by all  equipment inventory and
           accounts receivables                                 $  178,386     $   201,275

         12% unsecured note payable to a shareholder,
           due November 18, 2000 (See Note 16)                     200,000         200,000

         10% unsecured note payable to an individual due
           in monthly payments of principle and interest             5,370          11,024

         12% unsecured demand note payable to a
           shareholder (See Note 16)                                24,802           5,846

         12% unsecured notes payable to three shareholders
         (See Note 16)                                             212,261          20,186
                                                                 ----------     -----------
                                                                $  620,819     $   438,331
         Less:  current portion                                   (464,995)       (254,575)
                                                                 ----------     -----------
                                                                $  155,824     $   183,756
                                                                 ----------     -----------

     Future maturities of long-term debt and notes payable are summarized as follows:

                         Year

                      ----------
                         1999                    $   464,996
                         2000                         27,737
                         2001                         30,947
                         2002                         34,528
                         2003                         38,523
                      Thereafter                      24,088
                                                  -----------
                                                 $   620,819
                                                  -----------

NOTE 10 - LEASE OBLIGATIONS

     Capital Lease - During the year ended December 31, 1997, the Company entered into a capital lease wherein the Company is the lessee of office equipment under a capital lease expiring in July 2002. The asset and liability under the capital lease was recorded at $46,032. During the year ended December 31, 1998, the Company entered into an additional capital lease wherein the Company is the lessee of office equipment under the capital lease expiring in May of 2001. The asset and liability under the capital lease was recorded at $26,903. Amortization expense for the years ended December 31, 1998 and 1997 amounted to $11,837 and $6,022, respectively.

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 10 - LEASE OBLIGATIONS [Continued]

     Total future minimum lease payments, executory costs and current portion of capital lease obligations are as follows:

     Future minimum lease payments for the years ended December 31,

                        Year ending December 31,                  Lease Payments

                          ---------------------                      ---------
                                  1999                             $    27,356
                                  2000                                  27,356
                                  2001                                  18,219
                                  2002                                   9,100
                                                                     ----------
         Total future minimum lease payments                       $    82,031
         Less:  amounts representing interest and executory costs       20,096
                                                                     ----------
         Present value of the future minimum lease payments             61,935
         Less:  current portion                                         21,641
                                                                     ----------
         Capital lease obligations - long-term                     $    40,294
                                                                     ----------

     Operating Lease - The Company has entered into a building lease for the office and production facility. The lease period on the facility extends to March 30, 2005, and may be extended by mutual agreement on a year-to-year basis. The lease can be canceled if either side provides written notice one year in advance. Lease expense for the years ended December 31, 1998 and 1997 amounted to $49,312 and $48,918, respectively. Following is a schedule of minimum annual rental payments for the next five years.

                      Year Ending                               Minimum Annual
                     December 31,                               Rental Payments
                      ----------                                 -------------
                         1999                                   $       48,783
                         2000                                           48,783
                         2001                                           48,783
                         2002                                           48,783
                         2003                                           48,783
                                                                 -------------
                                                                $      243,915
                                                                --------------

     Effective July 1, 1998 and effective each July 1 thereafter, the rental amount will be increased by the annual inflation rate for the previous year.

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 11 - LOSS PER SHARE

     The following data show the amounts used in computing loss per share and the effect on income and the weighted average number of shares of potential dilutive common stock for the years ended December 31, 1998 and 1997:

                                                            For the Years Ended
                                                               December 31,
                                                          ----------------------
                                                          1998          1997
                                                        ----------   ----------
        Loss from continuing operations available
          to common stockholders                     $ (1,720,525) $ (2,053,512)

        Weighted average number of common shares
          outstanding used in basic earnings per share     800,771       432,273
                                                        ----------   ----------
        Weighted number of common shares and potential
          dilutive common shares outstanding used in
          dilutive earnings per share                          N/A           N/A
                                                        -----------  -----------


     The Company had at December 31, 1998 and 1997, options and warrants to purchase 541,344 and 381,302 shares of common stock, respectively, at prices ranging from $4.26 to $12.96 per share, that were not included in the computation of diluted earnings per share because their effect was anti-dilutive (the options exercise price was greater than the average market price of the common shares).

NOTE 12 - INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 Accounting for Income Taxes [FASB 109]. FASB 109 requires the Company to provide a net deferred tax asset or liability equal to the expected future tax benefit or expenses of temporary reporting differences between book and tax accounting and any available operating loss or tax credit carryforwards. At December 31, 1998 and 1997, the total of all deferred tax assets was $2,186,056 and $1,602,601 and the total of the deferred tax liabilities was $0 and $8,796. The amount of and ultimate realization of the benefits from the deferred tax assets for income tax purposes is dependent, in part, upon the tax laws in effect, the Company's future earnings, and other future events, the effects of which cannot be determined.

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 12 - INCOME TAXES [Continued]

     The components of income tax expense from continuing operations for the years ended December 31, 1998 and 1997 consist of the following:

                                                         1998            1997
                                                      ---------       ---------
        Current income tax expense:
            Federal                                    $       -     $        -
            State                                              -              -
                                                        --------      ---------
               Net tax expense                                 -              -
                                                        --------      ---------
        Deferred tax expense (benefit) arising from:
            Excess of tax over financial
              accounting depreciation                  $ (12,826)    $  (10,725)
            Reserve for doubtful accounts                (49,763)       (16,832)
            Reserve for sculpture repurchase                   -        (37,000)
            Allowance for inventory valuation                  -        (55,500)
            Accrued expenses                               3,228         (3,434)
            Reserve for NFL License                       (3,700)             -
            Net operating less carryover                (529,190)      (876,539)
            Valuation allowance                          592,251      1,000,030
                                                        --------      ---------
               Net deferred tax expense                $       -     $        -
                                                        --------      ---------

     Because of the uncertainty surrounding the realization of the deferred tax assets, the Company has established a valuation allowance of $2,186,056 and $1,593,805 as of December 31, 1998 and 1997, which has been offset against the deferred tax assets. The net change in the valuation allowance during the year ended December 31, 1998, was $592,251.

     Deferred income tax expense results primarily from the reversal of temporary timing differences between tax and financial statement income.

     A reconciliation of income tax expenses at the federal statutory rate to income tax expense at the company's effective rate is as follows:

                                                           1998           1997
                                                        ---------      ---------
        Computed tax at the expected statutory rate     $(584,955)  $  (698,194)
                                                         --------     ---------
        State and local income taxes, net of federal
          benefit                                         (51,614)      (61,605)
        Non-deductible expenses                             1,581           338
        Compensation expense                               43,938      (259,947)
        Valuation Allowance                               592,251     1,000,030
        Other items                                        (1,201)       19,378
                                                         --------     ---------
            Income tax expense                          $       -   $         -
                                                         --------    ----------

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 12 - INCOME TAXES [Continued]

     As of December 31, 1998 the Company has net tax operating loss (NOL) carryforwards available to offset its future income tax liability. The NOL carryforwards have been used to offset deferred taxes for financial reporting purposes. The Company has federal NOL carryforwards of $5,390,858 that expire in various years beginning in 2006 through 2018.

     The temporary differences and carryforwards gave rise to the following deferred tax assets (liability) at December 31, 1998 and 1997:

                                                        1998             1997
                                                     ---------       ---------
        Excess of tax over book accounting
           depreciation                           $      4,030    $     (8,796)
        Reserve for doubtful accounts                   67,901          18,138
        Charitable contribution carryover                  185             185
        Reserve for sculpture repurchase                37,000          37,000
        Allowance for inventory valuation               55,500          55,500
        Accrued expenses                                23,122          26,351
        Reserve for NFL License                          3,700               -
        NOL Carryover                                1,994,618       1,465,427

     As of December 31, 1998 and 1997 the deferred tax asset (liability) consisted of the following:

                                                         1998            1997
                                                      ---------        ---------
        Current deferred tax assets                $          -     $          -
        Deferred tax assets (liabilities)                     -                -
                                                      ---------        ---------
                                                   $          -     $          -
                                                     ----------       ----------

NOTE 13 - LINE OF CREDIT

     Effective through the year ended December 31, 1996, the Company had established a revolving line of credit at a bank through a stockholder of the Company. During the year ended December 31, 1997, the Company paid the line of credit in full and the line of credit was cancelled.

NOTE 14 - CAPITAL STOCK

     Common Stock - During March 1997, the Company issued 25,000 shares of its previously authorized, but unissued common stock for cash. Total proceeds from the sale of stock amounted to $21,000 (or $0.84 per share).

     Services Rendered - During February 1998, the Company issued 2,500 shares of common stock to non-employee's for services rendered which services were valued at $31,050 (or $12.42 per share). During December 1998, the Company issued 10,000 shares of common stock to non-employee's for services rendered which services were valued at $60,000 (or $6.00 per share). The Company guaranteed that one year from the date of issue the price of its common stock would be valued at least $6.00 per share (See Note 17).

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 14 - CAPITAL STOCK [Continued]

     Warrants - During June 1997, the Company granted warrants to purchase a total of 1,463,620 shares of the Company's common stock at prices ranging from $7.20 to $90.00 per share. The warrants expire between April 20, 1999 through June 26, 2002. During the years ended December 31, 1998 and 1997, 7,750 and 54,674 warrants have been exercised for total proceeds of $55,800 and $393,653.

     Public Offering - During the year ended December 31, 1996, the Parent sold 16,667 shares of common stock pursuant to a public offering. This offering was registered by qualification in the State of Utah and was made in reliance on Rule 504 of Regulation D under the Securities Act of 1933. The Parent and the sales agent arbitrarily determined an offering price of $7.20 per share. Total proceeds from the stock sold through December 31, 1998 amounted to approximately $120,000. As part of the offering the Company granted 100,000 warrants to purchase the Company's common stock at $7.20 per share to three entities and two individuals for services. As of December 31, 1998 and 1997, 6,083 and 77,083 warrants have been exercised for total proceeds of $43,800 and $555,000. As part of the offering the Company also granted 13,120 warrants to purchase the Company's common stock at $7.20 per share to former shareholders of the Subsidiary Liberty Mint, Inc. in exchange for 157,437 previously issued Subsidiary warrants. As part of the offering, the Company also granted 5,208 options to purchase the Company's common stock at $7.20 per share to former shareholders of the Subsidiary Liberty Mint, Inc. in exchange for 10,417 previously issued Subsidiary options.

     Stock Options - During November 1997, the Company issued 25,000 shares of its common stock for options exercised at $9.00 per share. During December 1998, the Company issued 135,834 shares of its common stock for options exercised at $3.60 per share. Subsequent to the year ended December 31, 1998, the Company issued 35,834 shares of its common stock for exercise of options for options exercised at prices ranging from $0.40 to $3.60 per share.

     Purchase of Subsidiary Stock - During June 1997, the Parent issued 620,906 shares of the its common stock in conjunction with the reverse merger of Parent with the Subsidiary Liberty Mint, Inc. During November 1998, the Parent issued 396 shares of its common stock for 4,752 shares of the Subsidiary's common stock in order to increase its interest in the Subsidiary Liberty Mint, Inc. (See Note 1).

     Acquisition - On June 23, 1997, Liberty Mint, Inc. acquired all of the outstanding common stock of Liberty Mint Marketing, Inc. (A Nevada Corporation) in a business combination accounted for as a purchase. Liberty Mint Marketing, Inc. was incorporated on February 13, 1997 and had no operations, and its only asset was a one year licensing agreement with a major record label to distribute custom minted coins with the likeness of certain recording celebrates. The total cost of the acquistion was $309,336 resulting from the issuance of 644,450 shares of Liberty Mint, Inc. valued at $.48 per common share. The cost exceeds the value of the assets acquired by $309,336 resulting in the recording of goodwill which is being amortized over one year.

     Preferred Stock - The Company is authorized to issue 10,000 shares of preferred stock, no par value with such rights, preferences and designations and to be issued in such series as determined by the Board of Directors.

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 14 - CAPITAL STOCK [Continued]

     Class A Preferred Stock of Subsidiary - The Class A Preferred Stock of the Subsidiary pays dividends at the rate of 10% and is fully cumulative. The Class A preferred stock are entitled to receive dividends, commencing
     October 10, 1996, at an annual rate of 10% per share out of the funds legally available and to the extent declared by the Board of Directors. The dividends are payable in equal monthly installments on April 10, 1997 and ending October 10, 1998. The dividends may be paid either in cash, in common stock of the corporation or a combination thereof. The holders of Class A Preferred Stock shall be entitled to one (1) vote of each share of Class A Preferred Stock held.

     Stock split - During May 1999, the Company effected a 6 to 1 reverse stock split, which has been retroactively reflected in these financial statements (See Note 20).

NOTE 15 - STOCK OPTIONS

     The Company applies APB Opinion No. 25 in accounting for its options granted under the employment agreements. Compensation of $118,750 and $63,594 was recorded in 1998 and 1997, respectively. The Corporation has adopted the disclosure-only provisions of Statements of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". The effect on net income from the adoption of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" would be the same.

     The fair value of each option granted is estimated on the date granted using the Black-Scholes option pricing model, with the following weighted-average assumptions used for grants during the period ended December 31, 1998: risk-free interest rate of 5.5%, expected dividend yield of zero, an expected life of 5 years and expected volatility of 459%.

     A summary of the status of the options granted under agreements at December 31, 1998 and 1997, and changes during the periods then ended is presented in the table below:

                                                                   1998                            1997
                                                           ---------------------          ----------------------
                                                                 Weighted Average                   Weighted Average
                                                         Shares   Exercise Price          Shares     Exercise Price
                                                        --------    ------------         --------       ------------
     Outstanding at
       beginning of period                             1,192,500  $      7.21                   -   $          -
     Granted                                             573,334         5.30           1,197,708           7.21
     Exercised                                           135,833         3.60               5,208           7.20
     Forfeited                                             4,400        12.96                   -              -
     Canceled                                             50,000         6.00                   -              -
                                                         --------     ------------       --------       ---------
     Outstanding at end of Period                      1,575,601  $      7.08           1,192,500   $       7.21
                                                         --------     ------------       --------       ---------
     Exercisable at end  of period                       272,168  $      5.17              12,500   $       5.82
                                                         --------     ------------       --------       ---------
     Weighted average fair value of
       options granted                                   191,111  $      0.44              79,847   $       2.11
                                                        ---------    -------------       --------      ----------

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 15 - STOCK OPTIONS [Continued]

     A summary of the status of the options outstanding under agreements at December 31, 1998 is presented below:

                                             Options Outstanding                           Options Exercisable
                                 ------------------------------------------          -------------------------
                                          Weighted-Average       Weighted Average                   Weighted-Average
          Range of          Number            Remaining              Exercise          Number           Exercise
       Exercise Prices    Outstanding     Contractual Life             Price         Exercisable          Price
        -------------     ------------    ----------------     -----------------     -----------    ----------------
      $  6.00                 682,501       4.2 years          $         6.00            233,001    $      6.00
      $  6.00                 566,667       4.5 years          $         6.00                  -    $
      $  6.00                  83,333       3.5 years          $         6.00                  -    $         -
      $  5.76                   8,333       2.3 years          $         5.76              8,333    $      5.76
      $ 12.96                 203,933       1.2 years          $        12.96                  -    $
      $  3.60                  30,834       0.5 years          $         3.60             30,834    $      3.60


     The Company accounts for options agreements under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Had compensation cost for these options been determined, based on the fair value at the grant dates for awards under these agreements, consistent with the method prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", the Company's net loss would have been the proforma amounts as indicated below:

                                                     For the Year Ended
                                                        December 31,
                                                  -------------------------
                                                    1998           1997
                                                 ------------    ------------
              Net Loss           As reported    $ (1,720,525)  $  (2,053,512)
                                 Proforma       $ (1,720,525)  $  (2,053,512)

              Loss per Share     As reported    $    (2.15)    $     (4.75)
                                 Proforma       $    (2.15)    $     (4.75)

NOTE 16 - RELATED PARTY TRANSACTIONS

     The Company entered into certain transactions with related individuals and entities resulting in the following balances at December 31, 1998.

     Notes Payable to stockholders - During December 1997, a shareholder of the Company loaned the Company $200,000 at 12% interest compounding yearly. At December 31, 1998 and 1997, accrued interest amounted to $27,167 and $2,827.

     During the year ended December 31, 1997, a shareholder and then officer and president of the Company paid expenses and purchased silver on the Company's behalf totaling $5,846. The note bears interest at a rate of 12% per annum. During the year ended December 31, 1998, an additional $47,000 was loaned to the Company for expenses. Also, during the year ended December 31, 1998, the Company paid the shareholder and former officer and president $31,182. Accrued interest of $2,497 has been included in the outstanding total of $24,802 as of December 31, 1998 (See Note 9).

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 16 - RELATED PARTY TRANSACTIONS [Continued]

     During the year ended December 31, 1998, three related shareholders paid expenses on behalf of the Company and loaned the Company silver and cash for a total loan of $212,261. Subsequent to the year ended December 31, 1998, the Company is negotiating to repay this amount with interest at 12% over a three-year period.

     Personal Service Agreement - On January 1, 1990, the Company entered into ten-year personal service agreements with the former partners of Liberty Mint. The terms of the agreements were that the Company would receive up to 80 hours of service from each individual per month. The agreements would expire December 31, 1999 and were noncancelable for the first five years. During the year ended December 31, 1997, the Company, however, cancelled the personal service agreements and fully expensed the notes receivable relating to those agreements (See Note 7).

     Sales - During the years ended December 31, 1998 and 1997, the Company had 2.3% and 2.5% of total sales to related parties.

     Accounts receivable - At December 31, 1998 and 1997, the Company had 11.2% and 7.3%, respectively, of total receivables to related parties.

NOTE 17 - LITIGATION, CONTINGENCIES AND COMMITMENTS

     Manufacturer Repurchase Agreements - Some sculptures that are shipped have an unconditional return policy attached with them. The length of term that an individual has to return the sculpture depends upon the brochure that was issued as an incitement to purchase the sculpture. The unconditional guarantee ranges from 1 year to an unlimited amount of time. The Company believes that the amount of returns are reasonably estimable and an allowance of $100,000 has been established. The total potential liability for returns is estimated at $1,500,000.

     The Company is at risk to repurchase sculptures for the same price originally purchased. From time to time the Company may be contacted by customers requesting the Company to repurchase the sculpture or to assist in re-selling the sculpture.

     Stock guarantee - During December 1998, the Company issued 10,000 shares of its common stock for advertising services performed valued at $60,000. The Company guaranteed the advertising company that one year from the date of issue they would be able to sell their 10,000 shares of common stock for a minimum price of $6.00 per share (or for a total of $60,000). The Company further agreed to issue a sufficient amount of shares to the advertising Company in order to sell and receive total proceeds of $60,000 if the trading price is less than $6.00 per share.

     Customer Deposits - The Company has accepted silver and gold to be stamped into coins and customer deposits for the purchase of gold or silver coins. As of December 31, 1998 and 1997 the amount of customer deposits was $407,206 and $442,556, respectively [See Note 2]. As noted in Note 6, the Company's silver and gold inventory at December 31, 1998 and 1997 was not adequate to meet the silver and gold held on account and customer deposits.

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 18 - CREDIT RISK AND CONCENTRATIONS

     Currently, one customer accounts for approximately 14 percent of revenue. As of December 31, 1998 there were no indications that this relationship would be negatively affected in the near future.

     The Company has no policy of requiring collateral on any of its receivables; hence, if economic conditions or other unforeseen events were to negatively impact the economy, the risk of loss associated with the Company's receivables could exceed the current allowance for doubtful accounts.

NOTE 19 - PRIVATE PLACEMENT OFFERING

     On December 9, 1996, the Company tendered a Private Placement Offering to issue common stock to finance marketing, operations, and the purchase of additional silver for working inventory, to repay short-term debt, and to acquire equipment. The Company offered to issue 700,000 shares of common stock at $2.88 per share to accredited investors. This offering expired February 28, 1997. In connection with the offering, warrants were granted with blocks of shares that exceed 16,667 shares; these warrants have an exercise price of $5.76 per share and expire on December 31, 1999. A total of 15,556 warrants were issued.

NOTE 20 - SUBSEQUENT EVENTS

     Stock - During April 1999, the Company issued 2,000,000 shares of its common stock for total proceeds of $800,000 (or $0.40 per share). The issuance of these shares resulted in percent ownership of the new investors and in a new shareholder control. As of the date of this audit $133,400 of the total amount was collected.

     During Janaury 1999, the Company issued 750,000 shares of its common stock for total proceeds of $125,000 (or $0.17 per share).

     During May 1999, a shareholder of the Company exercised options to purchase 5,000 post split shares of the Company's common stock at $.40 per share for total proceeds of $2,000.

     Reverse split - During May 1999, the Company had a 6 to 1 reverse stock split. Fractional shares were rounded to the nearest whole share. The financial statements for all periods presented have been retroactively restated to reflect the reverse stock split.

     Reorganization - During April 1999, the Company reorganized its management by replacing its president. The chief financial officer was also released and has not been replaced.

     Lease obligation - During February 1999, the Company entered into an additional capital lease. This lease requires monthly payments of $688 and is for a 5 year term.

     Contingency - During January 1999, the Company has become noncompliant with its payroll tax responsibilities.

                        LIBERTY MINT, LTD. AND SUBSIDIARY
                       (formerly Hana Acquisitions, Inc.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 20 - SUBSEQUENT EVENTS [Continued]

     Stock guarantee - During March 1999, the Company issued an additional 6,667 shares of its common stock for advertising services performed valued at $40,000. The Company guaranteed the advertising company that one year from the date of issue they would be able to sell their 6,667 shares of common stock for a minimum price of $6.00 per share (or for a total of $40,000). The Company further agreed to issue a sufficient amount of shares to the advertising Company in order to sell and receive total proceeds of $40,000 if the trading price is less than $6.00 per share.

PART III

ITEM 1.     EXHIBITS

          (a) Exhibits. Exhibits required to be attached are listed in the Index to Exhibits beginning on page 30 of this Form 10-SB/A under "Item 2. Description of Exhibits."










                      [THIS SPACE LEFT INTENTIONALLY BLANK]

                                   SIGNATURES

                  In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, this 10th day of April, 2000.

                                    Liberty Mint, Ltd.


                                     /s/ Daniel Southwick
                                    ------------------------------
                                     Daniel Southwick, Chief Executive Officer

     In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures                              Title                          Date


 /s/ Daniel Southwick         Chief Executive Officer, Director    10 May,  2000
------------------------
Daniel Southwick


 /s/ Robert Joyce             Secretary, Director                  10 May,  2000
------------------------
Robert Joyce


 /s/ Eugene Pankratz          Controller, Treasurer                10 May,  2000
------------------------
Eugene Pankratz


 /s/ John Pennington          Director                             10 May,  2000
------------------------
John Pennington


 /s/ William C. Schmidt       Director                             10 May,  2000
------------------------
William C. Schmidt

     ITEM 2.  DESCRIPTION OF EXHIBITS

                                INDEX TO EXHIBITS

Exhibit

No.        Page No.          Description

2          *        Plan of Reorganization of Liberty Mint, Inc.

3(i)       *        Articles  of  Incorporation of the Company formerly known as
                    St. Joseph Corp. VI, a Colorado corporation, dated March 15,
                    1990.

3(ii)      *        Articles  of  Amendment for St. Joseph Corp., dated July 26,
                    1993,  changing  the  name  of  the  Company  to Petrosavers
                    International, Inc.

3(iii)     *        Articles  of Amendment for Petrosavers  International, Inc.,
                    dated August 19, 1996, changing the name of the Company to Hana Acquisitions, Inc.

3(iv)      *        Articles of  Amendment for  Hana  Acquisitions,  Inc., dated
                    June 9,  1997,  changing  the name of the Company to Liberty
                    Mint, Ltd.

3(v)       *        Articles  of  Incorporation of Liberty Mint, Ltd.,  a Nevada
                    corporation, dated May 26, 1999

3(vi)      *        Articles  of  Merger of Liberty Mint, Ltd. changing domicile to Nevada

3(ii)      *        By-laws of Liberty Mint, Ltd., a Nevada corp.

10(i)      *        Lease Agreement with Addendums A and B.

10(ii)     *        Manufacturing and Joint Distribution Merchandising Agreement
                    dated September 1, 1996.

10(iii)    *        Stock  Purchase  Agreement  between  Liberty  Mint, Ltd. and
                    Calbear Gas, LLC dated September 23, 1999

10(iv)     *        Option Agreement  between Dan Southwick and Calbear Gas, LLC dated September 23, 1999.

21         *        Subsidiaries of Registrant

27         __       Financial Data Schedule "CE"

           * Incorporated by reference from Form 10-SB/3 filed April 10, 2000